Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

XPLORE TECHNOLOGIES CORP.

at

$6.00 Net Per Share

by

Wolfdancer Acquisition Corp.,

a direct wholly owned subsidiary of

Zebra Technologies Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON AUGUST 13, 2018, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer (as defined herein) is being made pursuant to the Agreement and Plan of Merger, dated as of July 5, 2018 (as the same may be amended, the “Merger Agreement”), by and among Zebra Technologies Corporation, a Delaware corporation (“Zebra” or “Parent”), Wolfdancer Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”), and Xplore Technologies Corp., a Delaware corporation (“Xplore” or the “Company”). Purchaser is offering to purchase all of the outstanding shares of common stock, par value $.001 per share (the “Shares”), of Xplore at a price of $6.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.” Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into Xplore (the “Merger”), with Xplore continuing as the surviving corporation in the Merger and as a direct wholly owned subsidiary of Parent. As a result of the Merger, each outstanding Share (other than Shares owned by Parent, Purchaser, Xplore or any direct or indirect subsidiary of Parent or Xplore, or Shares as to which the holder thereof has properly demanded and not otherwise lost appraisal rights under Delaware law) will be converted into the right to receive the Offer Price.

Following careful consideration the board of directors of Xplore has unanimously: (i) approved and declared advisable the Merger and the execution, delivery and performance by Xplore of the Merger Agreement and the consummation of the transactions contemplated thereby (the “Transactions”); (ii) approved that the Merger Agreement and the Merger will be governed by and effected under Section 251(h) of the Delaware General Corporation Law (the “DGCL”) and that the Merger will be consummated as soon as practicable following the Offer Acceptance Time (as defined herein); and (iii) recommended that Xplore’s stockholders accept the Offer and tender their Shares in the Offer.

The Offer is conditioned upon, among other things:

(a) the absence of a termination of the Merger Agreement in accordance with its terms;

(b) there being validly tendered in accordance with the terms of the Offer and not properly withdrawn prior to midnight, New York City time, at the end of the day on August 13, 2018 (the “Expiration Time,” unless extended by Purchaser in accordance with the Merger Agreement, in which event “Expiration Time” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire) a number of Shares (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been received), together with the number of Shares then owned by Merger Sub, that collectively represent as of the Expiration Time at least one share more than 50% of the Fully Diluted Shares as of such date (the “Minimum Condition”); “Fully Diluted Shares” means, as of any date of determination, the sum of (i) the aggregate number of Shares issued and outstanding as of such date; and (ii) the aggregate number of Shares issuable upon the exercise, conversion or vesting of all outstanding Company Options, Company RSUs and all other outstanding options, warrants and other rights to purchase or acquire Shares on such date; and

(c) there not being in effect immediately prior to the Expiration Time any judgment enacted, promulgated, issued, entered, amended or enforced by any governmental authority or any applicable law that enjoins or otherwise prohibits the consummation of the Offer or the Merger.

The Offer is also subject to other conditions described in Section 15—“Certain Conditions of the Offer.” The Minimum Condition may be waived by Parent and Purchaser only with the prior written consent of Xplore on the terms and subject to the conditions of the Merger Agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

PJT Partners LP (the “Dealer Manager”) is serving as dealer manager for the Offer.

Neither the Dealer Manager or its directors, employees or affiliates assumes any responsibility for the accuracy or completeness of the information contained in this Offer to Purchase or related documents including the information concerning the Offer, the Company or any of its affiliates contained in this Offer to Purchase.

The Dealer Manager is not providing stockholders with any legal, business, tax or other advice in this Offer to Purchase. Stockholders should consult with their own advisers as needed to assist them in making an investment decision and to advise them whether they are legally permitted to tender Shares for cash. Stockholders must comply with all laws that apply to them in any place in which they possess this Offer to Purchase.

The Dealer Manager is not making any recommendation as to whether stockholders should tender Shares in response to the Offer. Stockholders must make their own decision as to whether to tender any of their Shares, and, if so, the amount of Shares to tender.

A summary of the principal terms of the Offer appears on pages 1 through 7. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares in the Offer.

July 17, 2018

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to American Stock Transfer & Trust Company, LLC, in its capacity as depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Time, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer or you cannot deliver all required documents to the Depositary prior to the Expiration Time, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

* * * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to Innisfree M&A Incorporated, as information agent for the Offer (the “Information Agent”), at the address and telephone number set forth for the Information Agent on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

SUMMARY TERM SHEET

Purchaser, a direct wholly owned subsidiary of Parent, is offering to purchase all of the outstanding Shares at a price of $6.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. The following are some questions you, as a stockholder of Xplore, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser.

Securities Sought	All outstanding shares of common stock, par value $.001 per share, of Xplore Technologies Corp., a Delaware corporation.

Price Offered Per Share	$6.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes.

Scheduled Expiration of Offer	Midnight, New York City time, at the end of the day on August 13, 2018, unless the Offer is extended or terminated. See Section 1—“Terms of the Offer.”

Purchaser	Wolfdancer Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Zebra Technologies Corporation, a Delaware Corporation.

Who is offering to buy my Shares?

Wolfdancer Acquisition Corp., a direct wholly owned subsidiary of Parent, is offering to purchase all of the outstanding Shares. Purchaser is a Delaware corporation which was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Xplore. See the “Introduction” and Section 8—“Certain Information Concerning Parent and Purchaser.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. See the “Introduction” and Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, Xplore. If the Offer is consummated, Parent intends, as soon as practicable after consummation of the Offer, to have Purchaser consummate the Merger. Upon consummation of the Merger, Xplore would be a wholly owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $6.00 per Share, net to you in cash, without interest and less any applicable withholding taxes. If you are the holder of record of your Shares and you tender them to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses to do so. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction,” Section 1—“Terms of the Offer,” and Section 2—“Acceptance for Payment and Payment for Shares.”

What are the most significant conditions to the Offer?

Our obligation to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, among other things:

•	the absence of a termination of the Merger Agreement in accordance with its terms;

•	there being validly tendered in accordance with the terms of the Offer and not properly withdrawn prior to midnight, New York City time, at the end of the day on August 13, 2018 (the “Expiration Time,” unless extended by Purchaser in accordance with the Merger Agreement, in which event “Expiration Time” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire) a number of Shares (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been received), together with the number of Shares then owned by Merger Sub, that collectively represent as of the Expiration Time at least one share more than 50% of the Fully Diluted Shares as of such date (the “Minimum Condition”); “Fully Diluted Shares” means, as of any date of determination, the sum of (i) the aggregate number of Shares issued and outstanding as of such date; and (ii) the aggregate number of Shares issuable upon the exercise, conversion or vesting of all outstanding Company Options, Company RSUs and all other outstanding options, warrants and other rights to purchase or acquire Shares on such date; and

•	there not being in effect immediately prior to the Expiration Time any judgment enacted, promulgated, issued, entered, amended or enforced by any governmental authority or any applicable law that enjoins or otherwise prohibits the consummation of the Offer or the Merger.

The Offer is also subject to a number of other conditions. We can waive some of the conditions to the Offer without the consent of Xplore. We cannot, however, waive the Minimum Condition without the consent of Xplore. See Section 15—“Certain Conditions of the Offer.”

Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer and to consummate the Merger and the other transactions contemplated by the Merger Agreement?

Yes. We estimate that we will need approximately $90 million to purchase all of the Shares pursuant to the Offer, to complete the Merger and to pay estimated related transaction fees and expenses. Zebra anticipates that borrowings under its existing credit facilities, plus cash on hand at the Effective Time, will be sufficient to purchase all of the Shares in the Offer and complete the Merger, and to pay related transaction fees and expenses. See Section 9—“Source and Amount of Funds.”

The Offer is not conditional upon Parent and/or Purchaser obtaining third party debt financing.

Is your financial condition relevant to my decision to tender in the Offer?

We do not think that Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	Zebra has sufficient borrowing capacity under its existing credit facilities, together with cash on hand, to fund Purchaser’s purchase of all Shares tendered pursuant to the Offer; and

•	if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same cash price in the Merger.

See Section 9—“Source and Amount of Funds.”

How long do I have to decide whether to tender in the Offer?

You will have until midnight, New York City time, at the end of the day on August 13, 2018 to tender your Shares in the Offer, subject to extension of the Offer in accordance with the terms of the Merger Agreement. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure by which a broker, a bank or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by the Depositary within three Nasdaq (as defined below) trading days. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware that such institutions may establish their own earlier deadline for tendering Shares in the Offer. Accordingly, if you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact such institution as soon as possible in order to determine the times by which you must take action in order to tender Shares in the Offer.

Can the Offer be extended and under what circumstances can or will the Offer be extended?

In some cases, we are required to extend the Offer beyond its initial Expiration Time. If we extend the time period of this Offer, this extension will extend the time that you will have to tender your Shares. Subject to the parties’ respective rights to terminate the Merger Agreement, we are required to extend the Offer beyond its then-scheduled Expiration Time (i) for any period required by any applicable law, regulation, interpretation or position of the SEC or its staff or the Nasdaq Stock Market (“Nasdaq”) or its staff or (ii) for up to two consecutive periods of five days (or other period agreed to by the parties) if any condition to the Offer has not been satisfied as of the then-scheduled Expiration Time. In the event that any condition to the Offer has not been satisfied, however, Purchaser will not be required to extend the Offer beyond January 4, 2019 unless the failure to satisfy such condition was principally caused by a breach by Parent or Purchaser of any of their representations and warranties set forth in the Merger Agreement or their failure to perform any of their obligations under the Merger Agreement

See Section 1—“Terms of the Offer” for more details on our ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 AM, New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

How do I tender my Shares?

If you are the stockholder of record, to tender your Shares you must deliver the certificates (if any) representing your Shares or confirmation of a book-entry transfer of such Shares into the account of the Depositary at The Depository Trust Company, together with a completed Letter of Transmittal or an Agent’s

Message, and any other documents required by the Letter of Transmittal, to the Depositary not later than the time the Offer expires. If your Shares are held in street name (that is, through a broker, dealer or other nominee), they can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three Nasdaq trading days. For the tender to be valid, however, the Depositary must receive the missing items within such three trading day period. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw previously tendered Shares any time prior to the expiration of the Offer by following the procedures for withdrawing your Shares in a timely manner. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after September 15, 2018, which is the 60th day after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer. If you tendered your Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee prior to the expiration of the Offer in a timely manner to arrange for the withdrawal of your Shares.

How do I withdraw previously tendered Shares?

To withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered your Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee to arrange for the withdrawal of your Shares, who must withdraw such Shares while you still have the right to do so. See Section 4—“Withdrawal Rights.”

What does the board of directors of Xplore think of the Offer?

We are making the Offer pursuant to the Merger Agreement, which has been approved by the board of directors of Xplore (the “Company Board”). The Company Board has unanimously taken the following actions (the “Company Board Recommendation”):

•	approved and declared advisable the Merger and the execution, delivery and performance by Xplore of the Merger Agreement and the consummation of the Transactions;

•	approved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Offer Acceptance Time; and

•	recommended that Xplore’s stockholders accept the Offer and tender their Shares in the Offer.

See the “Introduction” and Section 10—“Background of the Offer; Past Contacts or Negotiations with Xplore.”

Upon successful consummation of the Offer, will Xplore continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger in accordance with Section 251(h) of the DGCL, and no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of Xplore will be required in connection with the Merger. If the Merger takes place, Xplore will no longer be publicly-owned. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. If you decide not to tender your Shares in the Offer and the Merger occurs as described above, you will receive as a result of the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer. Upon consummation of the Merger, Xplore’s Shares will no longer be eligible to be traded on Nasdaq or any other securities exchange, there will not be a public trading market for the Shares, and Xplore will no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See Section 13—“Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

Yes. So long as a sufficient number of Shares are tendered to satisfy the Minimum Condition in the Offer, then Purchaser will be merged with and into Xplore, subject to the satisfaction of certain conditions. If the Minimum Condition is not satisfied, pursuant to the Merger Agreement, we are not required to accept any Shares for purchase or consummate the Merger and we may not accept the Shares tendered without Xplore’s consent. If the Merger takes place, Parent will own all of the Shares and all remaining Shares outstanding immediately prior to the Effective Time will be converted into the right to receive $6.00 per Share in cash, without interest and less any applicable withholding taxes (other than Shares owned by Xplore, Purchaser or Parent or any subsidiary of Xplore or Parent, which will be canceled and for which no consideration will be paid in exchange therefor, and Shares as to which the holder thereof has properly demanded and not otherwise lost appraisal rights under Delaware law). See the “Introduction.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?

No. None of Purchaser, Parent or Xplore are under any obligation to pursue or consummate the Merger if the Offer has not been earlier consummated.

If I object to the price being offered, will I have appraisal rights?

Not in connection with the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares in the Offer and who comply with the applicable legal requirements will have appraisal rights under Delaware law. If you choose to exercise your appraisal rights in connection with the Merger and you are entitled to demand and properly demand appraisal of your Shares pursuant to, and comply in all respects with, the applicable provisions of Delaware law, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares, together with interest from the Effective Time through the date of payment of the judgment upon the amount determined to be the fair value. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the surviving corporation in the Merger (the “Surviving Corporation”) may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (ii) interest theretofore accrued, unless paid at that time. The fair value may be more than, less than or equal to the price that we are offering to pay you for your Shares in the Offer. Section 262 of the DGCL provides that the Court of Chancery shall dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares of the class or series entitled to appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million. See Section 12—“Purpose of the Offer; Plans for Xplore.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are met, the Merger will occur and all of the Shares outstanding prior to the Effective Time (other than Shares held by Purchaser or Shares as to which the holder thereof has properly demanded and not otherwise lost appraisal rights under Delaware law) will at the Effective Time be converted into the right to receive the Offer Price without interest and less any applicable withholding taxes or deductions required by applicable law. Therefore, if the Merger takes place, the principal difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares and that no appraisal rights will be available in the Offer. Because the Merger will be effected under Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of the Company will be required in connection with the Merger. We do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger. Upon consummation of the Merger, there no longer will be any public trading market for the Shares. Also, the Company will no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See the “Introduction” and Section 13—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On July 3, 2018, the last trading day before execution of the Merger Agreement was announced, the last sale price of the Shares reported on Nasdaq was $4.05 per share. On July 16, 2018, the last trading day before we commenced the Offer, the last sale price of the Shares reported on Nasdaq was $5.96 per share. The Offer Price represents a premium of approximately 71.9% to the volume-weighted average trading price of $3.49 for the Shares during the 90-day period ending on July 3, 2018 (the last trading day prior to the Xplore Board’s approval of the Merger Agreement). We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6—“Price Range of Shares; Dividends.”

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. We have entered into tender and support agreements (the “Support Agreements”) with each of (i) Andrea Goren, Andax LLC and Phoenix Venture Fund LLC, (ii) RGJ Capital, LLC and (iii) Emerson Family Foundation, Emerson Partners, J Steven Emerson IRA, J Steven Emerson Roth IRA and J. Steven Emerson (collectively, the “Supporting Stockholders”), who together beneficially own approximately 2,174,487 shares of Common Stock as of July 5, 2018, based on information provided by Xplore. These Shares collectively constitute approximately 16.0% of the Fully Diluted Shares and 18.2% of outstanding Shares as of July 13, 2018. Pursuant to the Support Agreements, the Supporting Stockholders have agreed, among other things, to tender all of the Shares beneficially owned by them in the Offer so long as the Company Board Recommendation has not changed in a manner permitted by the Merger Agreement and in the event of any such change in the Company Board Recommendation, any obligation of the Supporting Stockholders to tender their Shares will become null and void. The Supporting Stockholders are required to tender, or instruct their brokers or other holders of record to tender, such Shares within 10 business days after commencement of the Offer. See Section 11—“The Merger Agreement; Other Agreements.”

Are there any compensation arrangements between Zebra and Xplore’s executive officers or other key employees?

No. As of the date of this Offer to Purchase, no member of Xplore’s current management has discussed or entered into any agreement, arrangement or understanding with Parent, Purchaser or their affiliates regarding employment with, or the right to participate in the equity of, the Surviving Corporation or Parent. See Section 12—“Purpose of the Offer; Plans for Xplore.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15 are satisfied or waived and Purchaser consummates the Offer and accepts your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $6.00 per Share in cash, without interest and less any applicable withholding taxes, promptly following expiration of the Offer. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares.”

What will happen to my stock options in the Offer and the Merger?

Stock options to purchase Shares are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, each stock option to purchase Shares (each, a “Company Option”), whether vested or unvested, will be canceled and converted into the right to receive a lump-sum cash payment equal to the product of (i) the number of Shares for which such Company Option has not been exercised (assuming the full achievement of any applicable performance conditions) and (ii) the excess, if any, of $6.00 over the exercise price per share of such Company Option. If the exercise price per share of any Company Option, whether vested or unvested, is equal to or greater than the Offer Price, such Company Option will be canceled and terminated without any payment being made in respect thereof. See Section 11—“The Merger Agreement; Other Agreements.”

What will happen to my restricted stock units in the Offer and the Merger?

Each award of restricted stocked units (each, a “Company RSU”), whether vested or unvested, that is outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive a lump-sum cash payment equal to the product of (i) the number of Shares subject to such Company RSU immediately prior to the Effective Time and (ii) $6.00. See Section 11—“The Merger Agreement; Other Agreements.”

What are the United States federal income tax consequences of the Offer and the Merger?

The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger (or pursuant to the exercise of appraisal rights in accordance with Delaware law) will be a taxable transaction for United States federal income tax purposes if you are a United States holder (as defined in Section 5—“Certain Material United States Federal Income Tax Consequences”). In general, you will recognize capital gain or loss equal to the difference between your adjusted tax basis in the Shares you tender or exchange in the Merger (or retain for exercise of appraisal rights) and the amount of cash you receive for those Shares. If you are a United States holder and you hold your Shares as a capital asset, the gain or loss that you recognize will be a capital gain or loss and will be treated as a long-term capital gain or loss if you have held the Shares for at least one year. If you are a Non-United States holder (as defined in Section 5—“Certain Material United States Federal Income Tax Consequences”), you will generally not be subject to United States federal income tax on your receipt of cash in exchange for your Shares pursuant to the Offer or the Merger (or pursuant to the exercise of appraisal rights in accordance with Delaware law). You should consult your tax advisor about the particular tax consequences to you of tendering your Shares. See Section 5—“Certain Material United States Federal Income Tax Consequences” for a further discussion of United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger or exercising appraisal rights.

Who should I talk to if I have additional questions about the Offer?

You may call Innisfree M&A Incorporated, the Information Agent for the Offer, toll-free at 888-750-5834. Banks and brokers may call (212) 750-5833.

INTRODUCTION

Wolfdancer Acquisition Corp. (“Purchaser”), a Delaware corporation and a direct wholly owned subsidiary of Zebra Technologies Corporation, a Delaware corporation (“Parent” or “Zebra”), hereby offers to purchase for cash all outstanding shares of common stock, par value $.001 per share (each, a “Share”), of Xplore Technologies Corp., a Delaware corporation (“Xplore”), at a price of $6.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). The Offer and the withdrawal rights will expire at midnight, New York City time, at the end of the day on August 13, 2018, unless the Offer is extended in accordance with the terms of the Merger Agreement (as defined below) (as may be so extended, the “Expiration Time”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 5, 2018 (as the same may be amended, the “Merger Agreement”), by and among Parent, Purchaser and Xplore. The Merger Agreement provides that Purchaser will be merged with and into Xplore (the “Merger”) with Xplore continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Parent (the “Surviving Corporation”). Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares owned by Xplore, Purchaser or Parent or any other subsidiaries of Xplore or Parent, all of which will be canceled, and other than Shares as to which the holder thereof has properly demanded and not otherwise lost appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will be converted into the right to receive $6.00 in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”). The Merger Agreement is more fully described in Section 11—“The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of options and other equity awards.

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Parent or Purchaser will pay all charges and expenses of American Stock Transfer and Trust Company, LLC, as depositary for the Offer (the “Depositary”), and Innisfree M&A Incorporated, as information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See Section 17—“Fees and Expenses.”

The board of directors of Xplore (the “Company Board”) has unanimously taken the following actions (the “Company Board Recommendation”): (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Xplore and its stockholders, (ii) authorized, approved and declared advisable the Merger Agreement, the Support Agreements (as defined herein) and the transactions contemplated hereby and thereby, including the Offer and the Merger, (iii) approved that the Merger be effected under Section 251(h) of the DGCL, and (iv) recommended that Xplore’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A more complete description of the Company Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in Xplore’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is being mailed to the stockholders of Xplore with this Offer to Purchase.

The Offer is conditioned upon, among other things,

(a) the absence of a termination of the Merger Agreement in accordance with its terms;

(b) there being validly tendered in accordance with the terms of the Offer and not properly withdrawn prior to midnight, New York City time, at the end of the day on August 13, 2018 (the “Expiration Time,” unless extended by Purchaser in accordance with the Merger Agreement, in which event “Expiration Time” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire) a number of Shares (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been received), together with the number of Shares then owned by Merger Sub, that collectively represent as of the Expiration Time at least one share more than 50% of (i) the aggregate number of Shares issued and outstanding as of such date; and (ii) the aggregate number of Shares issuable upon the exercise, conversion or vesting of all outstanding Company Options, Company RSUs and all other outstanding options, warrants and other rights to purchase or acquire Shares on such date (the “Minimum Condition”); and

(c) there not being in effect immediately prior to the Expiration Time any judgment enacted, promulgated, issued, entered, amended or enforced by any governmental authority or any applicable law that enjoins or otherwise prohibits the consummation of the Offer or the Merger.

The Offer is also subject to a number of other conditions. We can waive some of the conditions to the Offer without the consent of Xplore. We cannot, however, waive the Minimum Condition without the consent of Xplore. See Section 15—“Certain Conditions of the Offer.”

Xplore has advised Parent that, as of the close of business on July 13, 2018, 11,925,620 Shares were issued and outstanding, 1,480,685 Shares were issuable under stock options granted by Xplore and 177,500 Shares were issuable in respect of restricted stock units. In accordance with the Merger Agreement, Xplore expects to issue up to 6,456 additional shares pursuant to its employee stock purchase plan (the “ESPP Shares”). Assuming that no Shares other than the ESPP Shares are issued after July 17, 2018, 6,853,653 Shares would need to be validly tendered and not withdrawn prior to the Expiration Time in order to satisfy the Minimum Condition. The actual number of Shares required to be tendered to satisfy the Minimum Condition will depend on the actual number of Shares outstanding on the date we accept Shares for payment pursuant to the Offer. For purposes of this Offer to Purchase, “fully diluted” assumes the exercise or conversion of all Xplore derivatives or securities that are vested or would be vested upon consummation of the Offer, regardless of the conversion or exercise price or other terms and conditions thereof.

The Merger Agreement provides that, from and after the Effective Time, until successors are duly elected, designated and qualified in accordance with applicable law, the directors of Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation and the officers of Purchaser immediately prior to the Effective Time will be the officers of the Surviving Corporation.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied, Purchaser would have sufficient voting power after the time Purchaser accepts for payment all Shares validly tendered and not withdrawn pursuant to the Offer (the “Offer Acceptance Time”) to approve the Merger without the affirmative vote of any other stockholder of the Company pursuant to Section 251(h) of the DGCL. We do not foresee any reason that would prevent us from completing the Merger pursuant to Section 251(h) of the DGCL following the consummation of the Offer. See Section 11—“The Merger Agreement; Other Agreements.”

Certain U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5—“Certain United States Federal Income Tax Consequences.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Time and not properly withdrawn as permitted under Section 4—“Withdrawal Rights.” The term “Expiration Time” means midnight, New York City time, at the end of the day on August 13, 2018, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Time” means the latest time and date on which the Offer, as so extended, expires.

The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions set forth in Section 15—“Certain Conditions of the Offer.” Subject to the provisions of the Merger Agreement, Parent and Purchaser may waive any or all of the conditions to Purchaser’s obligation to purchase Shares pursuant to the Offer (other than the Minimum Condition, which may only be waived with the consent of Xplore).

Subject to the parties’ respective rights to terminate the Merger Agreement, Purchaser is required to extend the Offer beyond its then-scheduled Expiration Time (i) for any period required by any applicable law, regulation, interpretation or position of the SEC or its staff or Nasdaq or its staff or (ii) for up to two consecutive periods of five days (or other period agreed to by the parties) if any condition to the Offer has not been satisfied as of the then-scheduled Expiration Time. In the event that any condition to the Offer has not been satisfied, however, Purchaser will not be required to extend the Offer beyond January 4, 2019 unless the failure to satisfy such condition was principally caused by a breach by Parent or Purchaser of any of their representations and warranties set forth in the Merger Agreement or their failure to perform any of their obligations under the Merger Agreement.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Purchaser expressly reserves the right (i) to extend the Offer if any of the conditions set forth in Section 15—“Certain Conditions of the Offer” have not been satisfied or waived by Purchaser, (ii) to waive any condition to the Offer (other than the Minimum Condition) in its sole discretion or (iii) to increase the Offer Price or otherwise amend the Offer in any respect not adverse to the holders of Shares, in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof. Purchaser may not, however, among other actions, reduce the Offer Price or change the form of consideration to be paid in the Offer, reduce the number of Shares subject to the Offer, waive or amend the Minimum Condition, amend or modify any Offer condition in a manner adverse to the holders of Shares, impose additional or different Offer conditions, adversely change any of the Offer terms or extend or otherwise change any time period for the performance of any obligation of Parent or Purchaser, in each case without the consent of Xplore.

The rights reserved by Purchaser in the preceding paragraph are in addition to Purchaser’s rights pursuant to Section 15—“Certain Conditions of the Offer.” Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 AM, New York City time, on the next business day after the previously scheduled Expiration Time, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. As used in this Offer to Purchase, “business day” means any day other than a Saturday, Sunday or a federal holiday and shall consist of the time period from 12:01 AM through 12:00 midnight, New York City time.

The Merger Agreement does not contemplate a subsequent offering period for the Offer.

If Purchaser extends the Offer or if Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its acceptance for payment of or payment for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder promptly pay the consideration offered. Alternatively, if the Offer is not consummated, the Shares are not accepted for payment or Shares are properly withdrawn, Purchaser is obligated to return the securities deposited by or on behalf of stockholders promptly after the termination of the Offer or withdrawal of such Shares.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional Offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow for adequate dissemination and investor response. Accordingly, if, prior to the Expiration Time, Purchaser decreases the number of Shares being sought or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the 10th business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such 10th business day.

If, on or before the Expiration Time, Purchaser increases the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

Xplore has provided Purchaser with Xplore’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Xplore’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or earlier waiver of all the conditions to the Offer set forth in Section 15—“Certain Conditions of the Offer,” Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Time and not properly withdrawn pursuant to the Offer promptly after the Expiration Time. Subject to the Merger Agreement and in compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares pending receipt of regulatory or government approvals. Rule 14e-1(c) under the Exchange Act relates to the obligation of Purchaser to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) if applicable, the certificates evidencing such Shares (the “Share Certificates”) or, if the Shares are held via a book entry at The Depository Trust Company (the “Book-Entry Transfer Facility”), confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer at the Book-Entry Transfer Facility, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates, Letter of Transmittal or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer hereof, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Time, Purchaser increases the price being paid for Shares, Purchaser will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not those Shares were tendered prior to the increase in consideration.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer at the Book Entry Transfer Facility, an Agent’s Message in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either the Share Certificates evidencing tendered Shares (if any) must be received by the Depositary at such address or, for Shares held via book entry at the Book-Entry Transfer Facility, such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Time, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted. For any uncertificated Shares held of record by a person other than a clearing corporation as nominee, such Shares will only be deemed to have been tendered for the purposes of satisfying the Minimum Condition upon physical receipt of an executed Letter of Transmittal (or a manually signed facsimile thereof) by the Depositary.

DTC Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Time, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

i.	such tender is made by or through an Eligible Institution;

ii.	a properly completed and duly executed “Notice of Guaranteed Delivery,” substantially in the form made available by Purchaser, is received prior to the Expiration Time by the Depositary as provided below; and

iii.	if applicable, the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. As used in this Offer to Purchase, “trading day” means any day on which Nasdaq is open for business.

The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. In the case of Shares held through the Book-Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book-Entry Transfer Facility.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed “received” for the purpose of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer at the Book-Entry Transfer Facility, receipt of a Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including, without limitation, time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its discretion. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Stockholders may challenge Purchaser’s interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto), and only a court of competent jurisdiction can make a determination that will be final and binding on all parties.

Appointment. By executing the Letter of Transmittal (or delivering an Agent’s Message) as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser, and each of them, as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each designee of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Xplore’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as such designee in its sole discretion deems proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders.

Backup Withholding. Under the “backup withholding” provisions of U.S. federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service a portion of the amount of any payments pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payments to certain stockholders of the Offer Price of Shares purchased pursuant to the Offer, each such stockholder must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the U.S. Internal Revenue Service (“IRS”) Form W-9 in the Letter of Transmittal. Certain stockholders (including, among others, all corporations and certain foreign individuals) are not subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the stockholder and payment of cash to the stockholder pursuant to the Offer may be subject to backup withholding. All stockholders surrendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Each tendering non-United States holder (e.g., a non-resident alien or foreign entity) must submit an appropriate properly completed IRS Form W-8 (a copy of which may be obtained from the Depositary) certifying, under penalties of perjury, to such non-United States holder’s foreign status in order to establish an exemption from backup withholding. See Instruction 8 of the Letter of Transmittal.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after September 15, 2018, which is the 60th day after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Time by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

All questions as to the form and validity (including, without limitation, time of receipt) of any notice of withdrawal will be determined by Purchaser, in its discretion, whose determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain Material United States Federal Income Tax Consequences.

The following is a summary of certain material United States federal income tax consequences to beneficial holders of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger (or pursuant to the exercise of appraisal rights in accordance with Delaware law). This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any local, state or foreign jurisdiction and does not consider any aspects of United States federal tax law other than income taxation (such as estate or gift tax laws or the Medicare tax on certain investment income). This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•	an insurance company;

•	a mutual fund;

•	a regulated investment company or real estate investment trust;

•	S corporations;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Shares subject to the alternative minimum tax provisions of the Code;

•	a holder of Shares that received the Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that has a functional currency other than the United States dollar;

•	a person who received the Shares as compensation;

•	a person that holds the Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; or

•	a United States expatriate.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Holders that are partnerships and partners in such partnerships should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

This summary is based on the Code, the regulations promulgated under the Code, and rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

Because individual circumstances may differ, we urge you to consult your own tax advisor with respect to the specific tax consequences to you in connection with the Offer and the Merger in light of your own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or foreign tax laws.

United States Holders

For purposes of this discussion, the term “United States holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes), organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation, regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and (ii) one or more United States persons have the authority to control all substantial decisions of the trust.

Payments with Respect to Shares

The exchange of Shares for cash pursuant to the Offer or the Merger (or pursuant to the exercise of appraisal rights) will be a taxable transaction for United States federal income tax purposes, and a United States holder who receives cash for Shares pursuant to the Offer or the Merger (or pursuant to the exercise of appraisal rights) will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such United States holder’s holding period for the Shares is more than one year at the time of the exchange of such holder’s Shares for cash.

Long-term capital gains of non-corporate United States holders are currently subject to U.S. federal income tax at a reduced rate. The ability to use any capital loss to offset other income or gain is subject to certain limitations under the Code. If a United States holder acquired different blocks of Shares at different times and different prices, such United States holder must determine the adjusted tax basis and holding period separately with respect to each such block of Shares.

Backup Withholding Tax

Proceeds from the exchange of Shares for cash pursuant to the Offer or the Merger (or pursuant to the exercise of appraisal rights) generally will be subject to backup withholding tax at the applicable rate (currently 28%) unless the applicable United States holder or other payee provides valid taxpayer identification number and complies with certain certification procedures or otherwise establishes an exemption from backup withholding tax. Each United States holder should complete and sign the IRS Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Backup withholding is not an additional tax. To the extent that any amounts withheld under the backup withholding tax rules from a payment to a United States holder results in an overpayment of tax, the amount of such overpayment may be refunded or allowed as a credit against that holder’s United States federal income tax liability, provided that the required information is timely furnished to the IRS.

Non-United States Holders

The following is a summary of certain United States federal income tax consequences that will apply to you if you are a Non-United States holder of Shares. The term “Non-United States holder” means a beneficial owner, other than a partnership, of Shares that is:

•	a nonresidential alien individual;

•	a foreign corporation; or

•	a foreign estate or trust

The following discussion applies only to Non-United States holders, and assumes that no item of income, gain, deduction or loss derived by the Non-United States holder in respect of Shares at any time is effectively connected with the conduct of a United States trade or business. Special rules, not discussed herein, may apply to certain Non-United States holders, such as:

•	certain former citizens or residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid United States federal income tax;

•	investors in pass-through entities that are subject to special treatment under the Code; and

•	Non-United States holders that are engaged in the conduct of a United States trade or business.

Payments with Respect to Shares

Gain recognized on payments made to a Non-United States holder with respect to Shares exchanged for cash in the Offer or the Merger (or pursuant to the exercise of appraisal rights) generally will be exempt from United States federal income tax unless:

•	the gain is “effectively connected” with the Non-United States holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the Non-United States holder);

•	the Non-United States holder is an individual who is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist; or

•	Xplore is or has been a United States real property holding corporation (“USRPHC”) for United States federal income tax purposes.

A Non-United States holder described in the first bullet point above will generally be subject to tax on the net gain derived from the sale as if it were a United States person as defined under the Code. In addition, if a Non-United States holder described in the first bullet point above is a corporation for U.S. federal income tax purposes, it may be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if such holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

An individual Non-United States holder described in the second bullet point above will generally be subject to a flat 30% (or such lower rate as may be provided by an applicable income tax treaty) tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States, provided that such Non-United States holder has timely filed U.S. federal income tax returns with respect to such losses.

Xplore has not been, is not and does not anticipate becoming a USRPHC prior to the Offer Acceptance Time (or, if applicable, the Effective Time) for United States federal income tax purposes. In the event Xplore is or becomes a USRPHC prior to the Offer Acceptance Time (or, if applicable, the Effective Time), Shares will be treated as “United States real property interests,” subject to U.S. federal income tax, only with respect to a Non-United States holder that actually or constructively owns more than 5% of the Shares at any time during the five year period ending on date of the Offer Acceptance Time (or, if applicable, the Effective Time).

Backup Withholding Tax

A Non-United States holder generally will be subject to backup withholding tax with respect to the proceeds from the disposition of Shares pursuant to this Offer to Purchase or the Merger (or pursuant to the exercise of appraisal rights) unless the Non-United States holder certifies under penalties of perjury on an appropriate IRS Form W-8 that such Non-United States holder is not a United States person or the Non-United States holder otherwise establishes an exemption in a manner satisfactory to the Depositary. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Backup withholding is not an additional tax. To the extent that any amounts withheld under the backup withholding tax rules from a payment to a Non-United States holder results in an overpayment of tax, the amount of such overpayment may be refunded or allowed as a credit against that holder’s United States federal income tax liability, provided that the required information is timely furnished to the IRS.

6. Price Range of Shares; Dividends.

The Shares are listed on the Nasdaq Capital Market under the symbol “XPLR.”

The following table sets forth for the indicated periods the high and low sales prices per Share and the cash dividends declared per Share.

	High	Low	Cash Dividends Declared
Fiscal Year Ended March 31, 2017:
First Quarter	$3.62	$2.40	—
Second Quarter	2.99	2.10	—
Third Quarter	2.74	1.82	—
Fourth Quarter	2.60	1.93	—

Fiscal Year Ended March 31, 2018:
First Quarter	2.14	1.54	—
Second Quarter	4.10	1.93	—
Third Quarter	4.20	2.54	—
Fourth Quarter	3.87	2.45

Fiscal Year Ending March 31, 2019:
First Quarter	4.16	3.05	—
Second Quarter (through July 16, 2018)	5.98	3.75	—

The Offer Price represents a premium of approximately 71.9% to the volume-weighted average trading price of $3.49 for the Shares during the 90-day period ending on July 3, 2018 (the last trading day prior to the Xplore Board’s approval of the Merger Agreement). On July 16, 2018, the last trading day prior to the original printing of this Offer to Purchase, the last per share sale price of the Shares reported on Nasdaq was $5.96 per share.

Stockholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

Under the terms of the Merger Agreement, Xplore is not permitted to declare, set aside, make or pay any dividend or any other distribution in respect of the capital stock of Xplore unless approved by Parent in writing.

7. Certain Information Concerning Xplore.

The following description of Xplore and its business has been taken from Xplore’s Annual Report on Form 10-K for the fiscal year ended March 31, 2018, and is qualified in its entirety by reference to such report. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue.

General. Xplore is engaged in the development, integration and marketing of rugged mobile personal computer systems, or PCs. Xplore’s rugged tablet PCs are designed to withstand hazardous conditions, such as extreme temperatures, driving rain, repeated vibrations, dirt, dust and concussive shocks. The intrinsically safe, ruggedized and reliable nature of Xplore’s products facilitates the extension of traditional computing systems to a broader range of field personnel, including energy pipeline inspectors, public safety responders, warehouse workers and pharmaceutical scientists. Its tablets are fitted with a range of performance-matched accessories, including multiple docking solutions, wireless connectivity alternatives, global positioning system modules, biometric and smartcard options, as well as traditional peripherals, such as keyboards and cases. Additionally, Xplore’s most rugged tablets are waterproof for up to 30 minutes in water up to a depth of three feet, are impervious to drops from as high as seven feet, are readable in direct sunlight, can be mounted on vehicles and include LTE and Wi-Fi connectivity options for real-time data access. Xplore’s end user customers include major telecommunications companies, leading heavy equipment manufacturers, oil and gas production companies, the military and first responders.

Xplore’s principal executive offices are located at 8601 RR 2222, Building II, Austin, Texas and its telephone number is (512) 336-7797.

Available Information. Xplore is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Xplore’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of Xplore’s securities, any material interests of such persons in transactions with Xplore, and other matters is required to be disclosed in proxy statements and periodic reports distributed to Xplore’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the SEC at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Copies of such materials may also be obtained by mail, upon payment of the SEC’s customary fees, by writing to its principal office at 100 F Street N.E., Washington, D.C. 20549. The SEC also maintains electronic reading rooms on the Internet at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. Xplore also maintains a website at https://www.xploretech.com/us/. The information contained in, accessible from or connected to Xplore’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of Xplore’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

8. Certain Information Concerning Parent and Purchaser.

Parent and Purchaser are Delaware corporations. Purchaser is a direct wholly owned subsidiary of Parent. The principal office for each of Parent and Purchaser is located at 3 Overlook Point, Lincolnshire, Illinois 60069. The telephone number for each of Parent and Purchaser is (847) 634-6700. Purchaser was formed for the purpose of completing the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. The principal business of Zebra is the design, manufacture and sale of a broad range of Automatic Identification and Data Capture products, including: mobile computers, barcode scanners, radio frequency identification device readers, specialty printers for barcode labeling and personal identification, real-time location systems, related accessories and supplies, such as self-adhesive labels and other consumables, and software utilities and applications.

The name, citizenship, business address, business phone number, principal occupation or employment and five-year employment history for each of the directors, executive officers and control persons of Parent and Purchaser and certain other information are set forth in Schedule I to this Offer to Purchase.

Except as otherwise described in this Offer to Purchase, (i) neither Parent nor Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) neither Parent nor Purchaser nor, to the best knowledge of Parent or Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent or Purchaser, or their subsidiaries, nor, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any present or proposed material agreement, arrangement, understanding or relationship with Xplore or any of its executive officers, directors, controlling persons or subsidiaries. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, neither Parent nor Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement, or understanding with any other person with respect to any securities of Xplore, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, neither Parent nor Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with Xplore or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions between Parent or Purchaser or any of their respective subsidiaries or, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Xplore or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of Xplore’s securities, an election of Xplore’s directors or a sale or other transfer of a material amount of Xplore’s assets during the past two years.

None of the persons listed in Schedule I has, to the knowledge of Parent or Purchaser, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, to the knowledge of Parent or Purchaser, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

9. Source and Amount of Funds.

The Offer is not conditioned upon any financing arrangements.

Parent and Purchaser estimate that the total amount of funds required to purchase all of the Shares pursuant to the Offer, to complete the Merger and to pay estimated related transaction fees and expenses will be approximately $90 million. Zebra anticipates that borrowings under its existing credit facilities, plus cash on hand at the Effective Time, will be sufficient to purchase all of the Shares in the Offer and complete the Merger, and to pay related transaction fees and expenses.

Other than as discussed in this Section 9, as of the date hereof there are no alternative financing arrangements or alternative financing plans.

10. Background of the Offer; Past Contacts or Negotiations with Xplore.

The following is a description of Purchaser and Zebra’s participation in a process with Xplore that resulted in the execution of the Merger Agreement. For a review of Xplore’s activities relating to this process, please refer to Xplore’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase. References to Zebra in this section may be references to affiliates and representatives of Zebra.

On November 21, 2017, Mr. Anders Gustafsson, Zebra’s Chief Executive Officer, telephoned Mr. Thomas Pickens, the Chairman of the Xplore board of directors (the “Xplore Board”), to convey Zebra’s interest in entering into potential acquisition discussions with Xplore. Mr. Pickens indicated to Mr. Gustafsson that he would convey Zebra’s interest to the Xplore Board.

On November 30, 2017, Mr. Pickens called Mr. Gustafsson to convey that, following consultations with the Xplore Board, Xplore was currently occupied with effecting necessary internal structuring changes and would consider engaging in such discussions upon completion thereof.

On January 17, 2018, Mr. Pickens and Mr. Gustafsson had a telephone call to discuss the parties’ preparedness to explore Zebra’s interest in acquiring Xplore.

On January 18, 2018, Zebra delivered a draft Non- Disclosure Agreement (“NDA”) to Xplore and requested a presentation of Xplore and a model for cost savings that could be achieved if part of a larger organization. Over the next several days, Xplore’s outside counsel, Sheppard, Mullin, Richter & Hampton LLP (“Sheppard Mullin”), negotiated the terms of the NDA with Zebra.

On January 31, 2018, the NDA was finalized and executed by Xplore and Zebra.

On February 7 and 8, 2018, representatives of Zebra and of PJT Partners LP, Zebra’s financial advisor, and PwC LLP, Zebra’s accounting advisor, met with Mr. Pickens and Mr. Tom Wilkinson, the Company’s Chief Executive Officer, for dinner and an overview presentation of Xplore to help inform Zebra’s view on valuation, including an overview on potential synergies.

On February 16, 2018, Mr. Michael Cho, Zebra’s Senior Vice President, Corporate Development, called Mr. Pickens to inform him that Zebra would be sending an indicative offer letter reflecting Zebra’s proposed terms for an acquisition. Shortly after the call, Zebra delivered a non-binding indicative offer letter to Mr. Pickens via e-mail proposing an aggregate purchase price of $66 million to acquire 100% of the outstanding shares of Xplore on a cash-free, debt-free basis.

On February 19, 2018, Mr. Pickens called Mr. Gustafsson and conveyed that the offer was too low and that he had expected an offer in the range of $125 million.

On February 21, 2018, Mr. Pickens, Mr. Wilkinson and Mr. Cho conducted a teleconference to discuss the indication of interest and to clarify its terms ahead of a presentation regarding the offer to the Xplore Board.

On February 22, 2018, Mr. Pickens sent an email to Mr. Gustafsson in which he communicated that the offer had been considered and rejected by the Xplore Board. Mr. Pickens added that the Xplore Board was not interested in further discussions with Zebra unless Zebra employed a different valuation method in determining its offer for Xplore.

On February 27, 2018, Mr. Gustafsson delivered a response letter via e-mail to Mr. Pickens outlining Zebra’s approach on valuation, reiterating Zebra’s interest in Xplore, and conveying a willingness potentially to increase its valuation if supported by additional due diligence.

On March 8, 2018, Mr. Pickens delivered a response letter via e-mail to Mr. Gustafsson conveying various approaches for how Xplore viewed its proper valuation, as well as a willingness to re-engage at the right offer price.

Negotiations between Xplore and Zebra were suspended, and on March 16, 2018, Sheppard Mullin, on behalf of Xplore, sent an e-mail to Zebra requesting all information disclosed pursuant to the NDA be returned.

On March 23, 2018, Mr. Pickens had a telephone call with Mr. Gustafsson in which they discussed the possibility of Zebra increasing the offer price for Xplore under a revised indication of interest. Mr. Gustafsson orally conveyed an increased and final offer of $85 million. Mr. Pickens indicated that he believed the Xplore Board would find that price sufficient to re-engage in potential acquisition discussions.

On March 27, 2018, Mr. Pickens received a revised non-binding offer letter, together with a letter of exclusivity, from Zebra, which he distributed to the members of the Xplore Board and Mr. Wilkinson. The revised indication of interest reflected an offer to purchase 100% of the outstanding shares of Xplore for $85 million on a cash-free, debt-free basis.

On April 3, 2018, Mr. Pickens delivered a response letter via email to Mr. Gustafsson conveying that the Xplore Board had discussed Zebra’s increased offer and that Xplore would be willing to accept a purchase price of (i) $85 million plus (ii) an amount equal to “tangible book value” (working capital minus debt), which based on recent historical averages reflected an additional $18-19 million.

On April 4, 2018, Mr. Gustafsson sent an email to Mr. Pickens indicating that $85 million was Zebra’s final offer, rejecting the request to include an additional payment for “tangible book value.”

On April 10, 2018, Mr. Pickens requested a call to discuss the gap between Zebra’s offer and Xplore’s counteroffer. Participants from Zebra included Messrs. Gustafsson and Cho and from Xplore included Messrs. Pickens and Wilkinson. Xplore expressed the view that a higher offer was justified because incremental inventory investments had been made by Xplore in advance of a new product launch that Xplore did not believe was being reflected in Zebra’s offer. Zebra did not revise its offer during the call, and the call ended with both parties acknowledging that an impasse had been reached and terminating any further discussions.

On April 23, 2018, Mr. Pickens called Mr. Gustafsson to convey that the Xplore Board would accept an offer of $6.00 per fully diluted share, or $90 million on a cash-free, debt-free basis. Mr. Gustafsson responded that he would discuss the counterproposal with other members of Zebra’s management team.

On May 2, 2018, Mr. Cho conducted a call with Messrs. Pickens and Wilkinson to report that Zebra would be sending an updated offer and to explain the key terms in the forthcoming indicative offer letter, including how equity value and aggregate consideration would be calculated. On May 3, 2018, Zebra sent Mr. Pickens a further revised, non-binding indication of interest letter, together with a letter of exclusivity. The revised indication of interest proposed a purchase of 100% of the fully diluted shares of Xplore on a cash-free, debt-free basis for $6.00 per share in cash, plus the assumption of liabilities with a limit of $90.0 million in aggregate consideration.

On May 8, 2018, Mr. Pickens e-mailed Mr. Gustafsson to indicate that the Xplore Board had approved moving forward with Zebra based on the further revised indication of interest.

On May 11, 2018, Zebra sent to Xplore a proposed due diligence information request list and timeline for the proposed transaction.

On May 14, 2018, Xplore and Zebra executed the letter of exclusivity and a 45-day exclusive negotiation period commenced. Xplore began to populate the data room with documents responsive to Zebra’s due diligence request list.

Beginning on May 15, 2018 and continuing through June 22, 2018, representatives of Zebra conducted due diligence on Xplore’s operations and finances, and representatives of Xplore responded to due diligence requests.

On May 29, 2018, Kirkland & Ellis LLP (“Kirkland & Ellis”), counsel to Zebra, distributed to Sheppard Mullin an initial draft of the Agreement and Plan of Merger among Zebra, Wolfdancer Acquisition Corp. and Xplore (the “Merger Agreement”).

On June 5, 2018, Sheppard Mullin sent its comments on the draft Merger Agreement to Kirkland & Ellis.

On June 7, 2018, Mr. Wilkinson informed representatives of Zebra that an officer of Xplore had been approached at a convention by a third party who expressed an interest in setting up a meeting with Mr. Wilkinson to discuss potentially acquiring Xplore and that Xplore responded that it was not able to have discussions at this time.

On June 8, 2018, Kirkland & Ellis and Sheppard Mullin had a conference call where they discussed open issues in the draft Merger Agreement.

On June 13, 2018, Xplore informed Zebra that the Xplore Board had engaged Duff & Phelps, LLC (“Duff & Phelps”) to conduct financial analyses of the proposed transaction and provide an opinion to Xplore’s Board as to whether the consideration to be paid to the holders of Xplore’s shares in the proposed tender offer (the “Offer”) and the merger (the “Merger”) would be fair, from a financial point of view, to such holders (“fairness opinion”).

Also on June 13, 2018, Mr. Joseph White, Senior Vice President of Zebra, telephoned Mr. Wilkinson to express concerns based on due diligence findings and informed him that Zebra was considering proposing a purchase price reduction. Mr. Wilkinson reacted strongly and negatively to the suggestion of any purchase price reduction and indicated that his Xplore Board would not accept a price below $6.00 per share of Xplore stock.

On June 18, 2018, Kirkland & Ellis sent Sheppard Mullin a revised draft of the Merger Agreement, together with a proposed form of Tender and Support Agreement (“Support Agreement”) with Zebra, which required, among other things, that the stockholders who are counterparty to the agreements tender their stock to Zebra in connection with the Merger.

Shortly after Kirkland & Ellis sent the revised draft of the Merger Agreement to Sheppard Mullin on June 18, 2018, Mr. Cho called Mr. Wilkinson and reiterated that Zebra had been considering proposing a purchase price reduction due to adverse diligence findings but that, in lieu of seeking such reduction, Zebra expected that Xplore would agree to the revised form of merger agreement substantially as presented.

On June 20, 2018, Mr. Wilkinson informed Zebra that a former Xplore employee contacted Mr. Wilkinson and told him he had been approached by another third party about arranging a meeting with Mr. Wilkinson to discuss a potential acquisition of Xplore and that Xplore responded that it was not able to have discussions at this time.

On June 21, 2018, representatives of Zebra and Xplore held a teleconference to discuss the form of Support Agreement. The purpose of the meeting was to discuss which Xplore stockholders would be appropriate counterparties to such agreements, and the nature of the agreements. Sheppard Mullin and Kirkland & Ellis also held a conference call later that day to discuss this issue further, as well as open points in the draft Merger Agreement. Representatives of Xplore and Zebra continued to negotiate the Merger Agreement and related documents thereafter.

On June 26, 2018, Xplore informed Zebra that the Xplore Board had held a telephonic meeting that day in which the Xplore Board (1) discussed Zebra’s request that certain Xplore stockholders enter into Support Agreements and (2) approved a request from Zebra to extend its exclusivity arrangement with Xplore so that it would end on the earlier of the execution date of the Merger Agreement and July 6, 2018.

On June 29, 2018, Kirkland & Ellis sent a revised draft of the Merger Agreement to Sheppard Mullin.

In the afternoon of July 3, 2018, the board of directors of Zebra met and reviewed and considered, among other things, final drafts of the Merger Agreement and related documents, which reflected the final agreed price of $6.00 per share in cash to Xplore stockholders. Following discussion with Zebra management and representatives of PJT Partners and Kirkland & Ellis, the Zebra board of directors approved the execution, delivery and performance of the Merger Agreement and the commencement of the Offer.

Early in the morning of July 5, 2018, Xplore and Zebra executed the definitive Merger Agreement, and certain stockholders of Xplore, including Mr. Andrea Goren, a member of the Xplore Board, entered into Support Agreements with Zebra. Promptly thereafter, Zebra and Xplore issued a joint press release announcing the Merger.

11. The Merger Agreement; Other Agreements.

The following is a summary of certain provisions of the Merger Agreement and certain other agreements entered into in connection with the Merger Agreement. This summary of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 7—“Certain Information Concerning Xplore.” Capitalized terms used but not defined herein shall have the respective meanings given to them in the Merger Agreement. Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable, but in no event later than 10 business days, after the date of the Merger Agreement. Subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 15—“Certain Conditions of the Offer,” Purchaser will, and Parent will cause Purchaser to, irrevocably accept for purchase (the time of such acceptance, the “Offer Acceptance Time”) and thereafter pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as soon as practicable after the Expiration Time and, in any event, no later than three business days after the Offer Acceptance Time. If the Offer is consummated, each Xplore stockholder will receive $6.00 for each Share validly tendered and not properly withdrawn by such stockholder prior to the Expiration Time, without interest thereon and subject to deduction for any withholding taxes. The Offer is initially scheduled to expire at 12:00 a.m. midnight, New York City time, at the end of the day on August 13, 2018, but may be extended and re-extended as described below.

Purchaser has reserved the right (but is not obligated) at any time, and from time to time, in its sole discretion to waive any condition to the Offer or modify the terms of the Offer, except that, without the prior written consent of Xplore, Purchaser may not (i) decrease the Offer Price; (ii) change the form of consideration payable in the Offer; (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose any conditions to the Offer other than the Offer Conditions, (v) amend, modify or supplement any of the Offer Conditions (a) in a manner that adversely affects the holders of Shares or that makes such Offer Condition more difficult to satisfy or (b) in any other circumstance, without the consent of the Company, not to be unreasonably withheld, delayed or conditioned, (vi) amend, modify or waive the Minimum Condition, (vii) extend the Offer except as expressly permitted by the Merger Agreement, (viii) provide for any “subsequent offering period” or (ix) otherwise amend, modify or supplement any of the other terms of the Offer in any manner adverse to the holders of Shares.

Extensions of the Offer. The Merger Agreement provides that, subject to the parties’ respective rights to terminate the Merger Agreement, Purchaser is required to extend the Offer beyond its then-scheduled Expiration Time (i) for any period required by any applicable law, regulation, interpretation or position of the SEC or its staff or Nasdaq or its staff or (ii) for up to two consecutive periods of five days (or other period agreed to by the parties) if any condition to the Offer has not been satisfied as of the then-scheduled Expiration Time. In the event that any condition to the Offer has not been satisfied, however, Purchaser will not be required to extend the Offer beyond January 4, 2019 unless the failure to satisfy such condition was principally caused by a breach by Parent or Purchaser of any of their representations and warranties set forth in the Merger Agreement or their failure to perform any of their obligations under the Merger Agreement.

Termination of the Offer. The Merger Agreement provides that Purchaser may not terminate the Offer prior to the Expiration Time unless the Merger Agreement is terminated pursuant to its terms. In the event that the Merger Agreement is terminated pursuant to its terms, Purchaser will (and Parent will cause Purchaser to) promptly (and in any event within 24 hours of such termination), irrevocably and unconditionally terminate the Offer and cause any depositary acting on its behalf to promptly return, in accordance with applicable law, all tendered Shares to the registered holders thereof.

The Merger. The Merger Agreement provides that the Closing will take place on a date to be specified by the parties no later than the third business day after the Acceptance Time, unless the parties otherwise agree in writing. The Merger will be effected under Section 251(h) of the DGCL.

At the Effective Time, Purchaser will be merged with and into Xplore, with Xplore continuing as the Surviving Corporation. All the rights, privileges, powers and franchises of Xplore and Purchaser will vest in the Surviving Corporation, and all debts, liabilities, and duties of Xplore and Purchaser will become debts, liabilities, obligations and duties of the Surviving Corporation.

The respective obligations of Parent, Purchaser and Xplore to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable law) at or prior to the Effective Time, of each of the following conditions:

•	Purchaser has irrevocably accepted for purchase all of the Shares validly tendered and not properly withdrawn pursuant to the Offer; provided, however, that neither Parent nor Purchaser will be entitled to assert the failure of this condition if Purchaser fails to purchase any Shares validly tendered and not properly withdrawn pursuant to the Offer in violation of the Merger Agreement; and

•	No Judgment enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority or any applicable Law is in effect enjoining or otherwise prohibiting consummation of the Merger.

Effect on Capital Stock. At the Effective Time:

•	Each Share outstanding immediately prior to the Effective Time (other than (i) Canceled Shares (as defined below), and (ii) Shares as to which the holder thereof has properly demanded and not otherwise lost appraisal rights in accordance with Section 262 of the DGCL (“Dissenting Shares”)) will be converted into the right to receive cash in an amount equal to the Offer Price, upon surrender of the certificate representing such Share (or, in the case of a lost, stolen or destroyed certificate, upon delivery of an appropriate affidavit and/or indemnity if required by Parent) or non-certificated Share represented by book-entry, in each case in the manner provided in the Merger Agreement;

•	Each Share owned by Xplore as treasury stock immediately prior to the Effective Time, each Share owned by Parent, Purchaser or any subsidiary of Parent at the commencement of the Offer and that is owned immediately prior to the Effective Time, and each Share irrevocably accepted for purchase by Purchaser in the Offer (collectively, the “Canceled Shares”) will be canceled and will cease to exist, and no consideration will be paid in exchange therefor; and

•	Each share of common stock of Purchaser outstanding immediately prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation.

Treatment of Options. Neither Parent nor Purchaser will assume any Company Options in connection with the Offer, the Merger or any other transactions contemplated by the Merger Agreement. At the Effective Time, each outstanding Company Option, whether vested or unvested, will be canceled and surrendered to Xplore and its holder will become entitled to receive solely, in full satisfaction of the rights of such holder with respect to such Company Option, a lump-sum cash payment equal to the product of (i) the number of Shares for which such Company Option has not been exercised (assuming the full achievement of any applicable performance conditions) and (ii) the excess, if any, of the Offer Price over the exercise price per share of such Company Option. However, if the exercise price per share of any Company Option is equal to or greater than the Offer Price, such Company Option will be canceled and terminated without any payment of any consideration.

Treatment of Company RSUs. Neither Parent nor Purchaser will assume any Company RSU in connection with the Offer, the Merger or any other transactions contemplated by the Merger Agreement. At the Effective Time, each outstanding Company RSU, whether vested or unvested, will be canceled and surrendered to Xplore and its holder will become entitled to receive solely, in full satisfaction of the rights of such holder with respect to such Company RSU, a lump-sum cash payment equal to the product of (i) the number of Shares subject to such Company RSU immediately prior to the Effective Time and (ii) the Offer Price.

Adjustments to the Offer Price. The Merger Agreement provides that if, during the period commencing on the date of the Merger Agreement and ending at the Effective Time, any change in the outstanding shares of capital stock of Xplore occurs by reason of any reclassification, stock split (including a reverse stock split), combination, exchange, readjustment, stock dividend, stock distribution or any similar event, then the Offer Price will be appropriately adjusted.

Certificate of Incorporation and Bylaws. The Merger Agreement provides that: (i) the certificate of incorporation of Xplore will be amended and restated as of the Effective Time to read in its entirety as set forth in Exhibit B to the Merger Agreement, which is substantially similar to Purchaser’s certificate of incorporation, and as so amended and restated, will be the certificate of incorporation of the Surviving Corporation, and (ii) the bylaws of Purchaser, as in effect immediately prior to the Effective Time, will be amended and restated as of the effective time to read in its entirety as set forth in Exhibit C to the Merger Agreement, and will be the bylaws of the Surviving Corporation.

Board of Directors and Officers at the Effective Time. The Merger Agreement provides that the directors of Purchaser serving in such capacity immediately prior to the Effective Time will be the directors of the Surviving Corporation and the officers of Purchaser serving in such capacity immediately prior to the Effective Time will be the officers of the Surviving Corporation, in each case until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws.

Representations and Warranties. The Merger Agreement contains representations and warranties made by Xplore to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Xplore. The representations, warranties and covenants set forth in the Merger Agreement (i) were made solely for purposes of the Merger Agreement and solely for the benefit of the contracting parties, (ii) may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made to Parent and Purchaser in connection with the Merger Agreement, (iii) will not survive consummation of the Merger, (iv) are qualified in certain circumstances by a materiality standard which may differ from what may be viewed as material by stockholders or other persons, (v) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement, and (vi) may have been included in the Merger Agreement for the purpose of allocating risk between the parties rather than establishing matters as facts. Stockholders are not third party beneficiaries under the Merger Agreement.

In the Merger Agreement, Xplore made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	due organization and subsidiaries;

•	authority and binding nature of the Merger Agreement;

•	governmental authorizations;

•	no conflicts;

•	capitalization;

•	SEC filings;

•	certificate of incorporation and bylaws;

•	information supplied.

•	absence of changes;

•	liabilities;

•	compliance with law;

•	contracts;

•	real property and leaseholds;

•	intellectual property;

•	tax matters;

•	employee benefit plans and employment matters;

•	environmental matters;

•	insurance;

•	anti-corruption and international trade practices;

•	brokers;

•	antitakeover laws;

•	opinions of financial advisor; and

•	inventory and accounts receivable.

In addition, consistent with the representations and warranties on antitakeover laws provided by Xplore in the Merger Agreement, on July 3, 2018, Xplore entered into the Second Amendment to Rights Plan, pursuant to which, among other things, no holder of rights provided under the Rights Agreement, dated as of July 1, 2016, by and between Xplore and American Stock Transfer & Trust Company, LLC, is entitled to exercise such rights because of Xplore’s entry into the Merger Agreement or any transactions contemplated thereby.

Some of the representations and warranties in the Merger Agreement made by Xplore are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any effect, event, occurrence, development or change that has a material adverse effect on the financial condition, assets, liabilities, business or results of operations of the Company; provided, however that a Company Material Adverse Effect will not be deemed to include effects, events, occurrences, developments or changes arising out of, relating to or resulting from any of the following:

•	changes or prospective changes generally affecting the economy, financial or securities markets or political, legislative or regulatory conditions, except and only to the extent such changes adversely affect Xplore in a disproportionate manner relative to other participants in Xplore’s industry;

•	changes or prospective changes in Xplore’s industry, except and only to the extent such changes adversely affect Xplore in a disproportionate manner relative to other participants in Xplore’s industry;

•	any change or prospective change in law or the interpretation thereof, except and only to the extent such changes adversely affect Xplore in a disproportionate manner relative to other participants in Xplore’s industry;

•	any change or prospective change in applicable accounting regulations or principles, including GAAP, or the interpretation thereof;

•	acts of war, armed hostility, terrorism, volcanic eruptions, tsunamis, pandemics, earthquakes, floods, storms, hurricanes, tornadoes or other natural disasters, except and only to the extent such acts adversely affect Xplore in a disproportionate manner relative to other participants in Xplore’s industry;

•

the public announcement by Parent of its proposal to acquire Xplore or the execution and delivery of the Merger Agreement (except to the extent such effect, event, occurrence, development or change was the result of a breach of Xplore’s Merger Agreement representations relating to no conflicts), the announcement of the Merger, including the impact thereof on relationships with any governmental authorities or any of Xplore’s and its subsidiaries’ respective customers, suppliers, distributors, partners, employees, lenders, or investors, or any stockholder litigation;

•	any failure by Xplore to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings (it being understood and agreed that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect);

•	any change or prospective change in the price or trading volume of the Shares on the Nasdaq (it being understood and agreed that the facts and circumstances giving rise to such change may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect);

•	actions or omissions required by the Merger Agreement, or the failure to take any action prohibited by the Merger Agreement;

•	changes or prospective changes in Xplore’s credit ratings (it being understood and agreed that the facts and circumstances giving rise to such change may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect); or

•	changes or prospective changes in interest rates or foreign exchange rates.

In the Merger Agreement, each of Parent and Purchaser has made customary representations and warranties to Xplore with respect to:

•	valid existence and corporate power;

•	corporate authorization;

•	government authorizations;

•	no conflicts;

•	information supplied and documents relating to the Offer;

•	litigation;

•	brokers;

•	sufficiency of funds; and

•	ownership of Xplore capital stock.

Conduct of Business Pending the Merger. Except as expressly required or permitted by the Merger Agreement, as required by applicable law, as set forth in the applicable schedules to the Merger Agreement or as consented to in writing by Parent, during the period between the date of the Merger Agreement and the earlier of the Effective Time or the termination of the Merger Agreement pursuant to its terms, Xplore has agreed to: (A) conduct the business of Xplore in the ordinary course of business as historically conducted in all material respects; (B) take such action as is necessary to provide that Closing Working Capital is not less than $24,000,000 at the Effective Time, provided that such minimum amount will be reduced on a dollar-for-dollar basis by the amount, if any, by which the sum described in the following clause (C) is less than $90,000,000; (C) ensure that the aggregate of (x) Net Debt plus (y) all amounts payable in the Offer and the Merger in respect of Shares, Company Options and Company RSUs is less than or equal to $90,000,000 as of immediately prior to the Effective Time; and (D) use its reasonable best efforts to preserve Xplore’s assets and business organization and maintain its existing relations and goodwill with material customers, suppliers, distributors, regulators and business partners.

Furthermore, except as required or specifically permitted by the Merger Agreement and the schedules thereto, as required by applicable law, or as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), during the period between the date of the Merger Agreement and the earlier of the Effective Time or the termination of the Merger Agreement, Xplore may not, and will not authorize any of its subsidiaries to do any of the following:

•	amend the organizational or governing documents of Xplore or any of its subsidiaries;

•	(A) issue, deliver, sell, grant, dispose of, pledge or otherwise encumber any shares of capital stock of any class or any other equity interest of Xplore or any of its direct or indirect subsidiaries (the “Company Securities”), or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any Company Securities, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any Company Securities, in each case to or in favor of a person other than Xplore or a wholly owned subsidiary of Xplore, provided that Xplore may issue shares of Company Common Stock (1) solely upon the exercise or settlement of Company Options or Company RSUs that are outstanding on the date of the Merger Agreement in accordance with their terms as of the date of the Merger Agreement or, (2) in accordance with the terms of its employee stock purchase plan, subject to the limitations set forth in the Merger Agreement; (B) redeem, purchase or otherwise acquire any outstanding Company Securities, or any rights, warrants, options, calls, commitments, convertible securities or any other agreements of any character to acquire any Company Securities, except in connection with the exercise or settlement of Company Options or Company RSUs that are outstanding on the date of the Merger Agreement and in accordance with their terms as of such date; (C) adjust, split, combine, subdivide or reclassify any Company Securities; (D) enter into, amend or waive any of the rights under any contract with respect to the sale or repurchase of any Company Securities; or (E) except as expressly required by the terms of the Merger Agreement, amend (including by reducing an exercise price or extending a term) or waive any of its rights under any agreement evidencing any outstanding Company Options, Company RSUs or Company Securities;

•	directly or indirectly acquire or agree to acquire in any transaction any equity interest in, or business of, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof or the purchase (including by license, collaboration or joint development agreement) directly or indirectly of any properties or assets (other than purchases of supplies and inventory in the ordinary course of business consistent with Xplore’s past practice), if the aggregate amount of all consideration to be paid or transferred by Xplore and its subsidiaries in connection with all such transactions (including the assumption of liabilities) would reasonably be expected to exceed $100,000;

•	sell, pledge, dispose of, transfer, abandon, lease, license, mortgage or otherwise encumber or incur any lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction) (other than certain permitted liens) on, any properties, rights or assets (including securities of Xplore and its subsidiaries and their intellectual property) with a fair market value in excess of $100,000 in the aggregate, except (A) sales of inventory in the ordinary course of business consistent with Xplore’s past practices, (B) as required to be effected prior to the Effective Time pursuant to contracts in force on the date of the Merger Agreement, (C) transfers among Xplore and its wholly owned subsidiaries or (D) dispositions of obsolete assets or expired inventory;

•

incur, create, assume or otherwise become liable for any Indebtedness (of the type described in clauses (i) through (iii) of the definition thereof, including the issuance of any debt security and the assumption or guarantee of obligations of any person) (or enter into a “keep well” or similar agreement), or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Xplore, in amounts in excess of $100,000 in the aggregate, except for (A) Indebtedness among Xplore and any of its wholly owned subsidiaries, (B) letters of credit issued in the ordinary course of business, and (C) trade credit or trade payables in the ordinary course of business; or fail to notify Parent in writing promptly following any material breach of a covenant contained in, or any occurrence that could reasonably be expected to lead to a default or event of default under, any of Xplore’s credit facilities or indentures;

•	declare, set aside, make or pay any dividend or other distribution, whether payable in cash, stock, property or otherwise, in respect of Shares, preferred stock or equity interests of any non-wholly owned subsidiary of Xplore;

•	other than as required by applicable law, (A) increase the compensation or benefits (including severance benefits) of any of its directors, officers or employees or independent contractors or consultants, other than an increase in the salary or wages of any employee of Xplore or its subsidiaries with an annual base compensation of less than $100,000 in the ordinary course of business; (B) grant any bonus, severance, retention, benefit or other direct or indirect compensation or grant any new equity or equity-based awards to any current or former director, officer, employee, independent contractor or consultant of Xplore; (C) take any action to accelerate or commit to accelerate the vesting or payment, or prefund or in any other way secure the payment of, compensation or benefits under any employee equity or Company Plan; (D) enter into, negotiate, establish, amend or terminate any Company Plan (including any arrangement that would be a Company Plan if in effect on the date of the Merger Agreement) or any collective bargaining agreement; (E) enter into or modify any employment, deferred compensation, consulting or similar agreement with any executive officer or other employee with annual base salary in excess of $100,000; or (F) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except insofar as may be required by the terms of such Company Plan in existence as of the date hereof, GAAP, applicable law or regulatory guidelines;

•	communicate in a writing that is intended for broad dissemination to Xplore’s (or any of its subsidiary’s) employees regarding compensation, benefits or other treatment they will receive following the Merger, unless any such communication is consistent with the terms and covenants of the Merger Agreement (in which case, Xplore shall provide Parent with prior notice of, and the opportunity to review and comment upon, any such communications);

•	make any material changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by GAAP, applicable law or regulatory guidelines;

•	write up, write down or write off the book value of any material assets (including any inventory), except to the extent required by GAAP;

•	release, compromise, assign, settle or agree to settle any legal action (including without limitation any suit, action, claim, proceeding or investigation relating to the Merger Agreement or the Merger and the related transactions with adverse parties other than Parent or Sub) or insurance claim;

•	to the extent such action would be reasonably likely to materially affect Xplore and its subsidiaries, taken as a whole, (A) make, change or revoke any tax election or adopt or change any method of tax accounting, (B) enter into any “closing agreement” as described in Section 7121 of the Code (or any comparable or similar provisions of applicable law), settle or compromise any liability with respect to Taxes or surrender any claim for a refund of taxes, (C) file any amended tax return, or (D) consent to any extension or waiver of the limitations period applicable to any claim or assessment in respect of taxes;

•	make or commit to any capital expenditure that exceeds $10,000 individually, or $100,000 in the aggregate;

•	(A) enter into or terminate (other than in accordance with its terms) any Company Material Contract (other than a confidentiality agreement as contemplated by the provisions described under

“—Unsolicited Company Acquisition Proposals”), (B) materially modify, materially amend, waive any material right under or renew any Company Material Contract, other than (in the case of this clause (B)) in the ordinary course of business consistent with Xplore’s past practice, (C) enter into or extend the term or scope of those provisions of any Company Material Contract that purport to restrict Xplore, or any of its subsidiaries or affiliates or any successor thereto, from engaging or competing in any line of business or in any geographic area, or (D) enter into any Company Material Contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the Merger and the related transactions;

•	sell, pledge, dispose of, transfer, license (except for non-exclusive licenses of Xplore’s intellectual property granted to third parties for purposes of advertising Xplore’s products which are granted in the ordinary course of business and consistent with past practices), subject to any lien, cancel, dedicate to the public, disclaim, forfeit, reissue, reexamine, abandon, or allow to lapse (except with respect to issued patents expiring in accordance with their maximum statutory terms) any intellectual property that is material to the operation or conduct of the business of Xplore or any of its subsidiaries;

•	disclose any trade secrets (other than pursuant to a written confidentiality agreement entered into in the ordinary course of business with reasonable protections of, and preserving all rights of Xplore and its subsidiaries in, such trade secrets);

•	announce, implement or effect any facility closing, lay-off, early retirement programs, severance programs or reductions in force affecting employees of Xplore or any of its subsidiaries that could implicate the Worker Adjustment and Retraining Notification Act and any similar foreign, state or local law;

•	make any loan or advance (other than travel and similar advances to its employees in the ordinary course of business) to, any person;

•	hire or offer employment or engagement to, or terminate (other than for cause) the employment or engagement of, any (A) executive officer or (B) employee or individual consultant with annual base compensation in excess of $100,000;

•	fail to maintain in effect material insurance policies covering Xplore and its subsidiaries and their respective properties, assets and businesses;

•	merge or consolidate Xplore with any person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Xplore or any of its material subsidiaries;

•	(A) purchase any marketable securities except in the ordinary course of business, or (B) change in material manner the investment guidelines with respect to Xplore’s investment portfolio;

•	forgive any loans to any officers, employees or directors of Xplore or its subsidiaries, or any of their respective affiliates;

•	engage in any promotional sales, customer rebates, discount or price reduction or other activity that has or would reasonably be expected to have the effect of accelerating to pre-Closing periods sales that otherwise would be expected to occur in post-Closing periods;

•	cancel, delay or otherwise extend the payment date of any of its accounts payable, accelerate the collection of any of its accounts receivable or otherwise change any of its cash management or accounting practices, in each case, other than in the ordinary course of business; or

•	authorize any of, or commit, resolve, or agree in writing or otherwise to take any of, the foregoing actions.

No Solicitation. In connection with the execution of the Merger Agreement, Xplore was required to immediately cease all existing discussions, negotiations and communications with any persons or entities with respect to any Company Acquisition Proposal (as define below) (other than the transactions contemplated by the Merger Agreement). Xplore has further agreed that it will not, and will not authorize or permit any of its officers, directors, investment bankers, attorneys, accountants and other advisors, agents and representatives (collectively, “Company Representatives”) to, directly or indirectly through another person:

•	initiate, seek, solicit or knowingly encourage (including by way of furnishing any non-public information relating to the Company or any of its subsidiaries), or knowingly induce or take any other action which would reasonably be expected to lead to the making, submission or announcement of any Company Acquisition Proposal;

•	engage in negotiations or discussions with, or provide any non-public information or non-public data to, any person (other than Parent or any of its affiliates or any of their respective officers, directors, investment bankers, attorneys, accountants and other advisors, agents and representatives (collectively, “Parent Representatives”)) relating to any Company Acquisition Proposal or grant any waiver or release under any standstill or other agreement (except that Xplore may waive any such standstill provision in any agreement only to the extent necessary to permit a person or group of persons to make a Company Acquisition Proposal); or

•	resolve to do any of the foregoing.

Unsolicited Company Acquisition Proposals. Notwithstanding the restrictions described under “No Solicitation,” if at any time prior to the Offer Acceptance Time, Xplore receives a written Company Acquisition Proposal from a third party and the receipt of such Company Acquisition Proposal was not initiated, sought, solicited, knowingly encouraged or knowingly induced in violation of restrictions described in the previous paragraph, then Xplore may:

•	contact the person who has made such Company Acquisition Proposal in order to clarify the terms of such Company Acquisition Proposal so that the Company Board (or any committee thereof) may inform itself about such Company Acquisition Proposal;

•	furnish information concerning its business, properties or assets to any person pursuant to a confidentiality agreement with terms that, taken as a whole, are not materially less favorable to Xplore than those contained in the Confidentiality Agreement; and

•	negotiate and participate in discussions and negotiations with such person concerning a Company Acquisition Proposal, in the case of clauses (ii) and (iii), if the Company Board determines in good faith that such Company Acquisition Proposal constitutes or is reasonably likely to constitute or lead to a Company Superior Proposal.

For the purpose of this Offer to Purchase:

•	“Company Acquisition Proposal” means a proposal or offer from any person (other than Parent and its subsidiaries) providing for, in a single transaction or a series of transactions, any (i) merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving Xplore or any of its subsidiaries, pursuant to which any such person would own or control, directly or indirectly, 20% or more of the voting power of Xplore, (ii) sale, lease, license, dissolution or other disposition, directly or indirectly, of assets of Xplore (including the equity interests of any of its subsidiaries) or any subsidiary of Xplore representing 20% or more of the consolidated assets, revenues or net income of Xplore and its subsidiaries, taken as a whole, or to which 20% or more of Xplore’s revenues, earnings or assets on a consolidated basis are attributable, taken as a whole, (iii) issuance or sale or other disposition of equity interests representing 20% or more of the voting power of Xplore, (iv) tender offer, exchange offer or any other transaction in which any person will acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of equity interests representing 20% or more of the voting power of Xplore or (v) combination of the foregoing.

•	“Company Superior Proposal” means a written Company Acquisition Proposal (provided, that for purposes of this definition references to 20% in the definition of “Company Acquisition Proposal” shall be deemed to be references to 50%) which the Company Board determines in its good faith judgment (i) to be reasonably likely to be consummated if accepted and (ii) to be more favorable to Xplore’s stockholders from a financial point of view than the Merger and related transactions, in each case, taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and the Merger Agreement and any changes to the terms of the Merger Agreement offered by Parent in response to such Company Acquisition Proposal.

Notice Requirements. Xplore must promptly (and in any case within 24 hours) provide Parent notice of:

•	the receipt of any Company Acquisition Proposal (including a complete, unredacted copy of such Company Acquisition Proposal); and

•	any inquiries, proposals or offers received by, any requests for non-public information from, or any discussions or negotiations sought to be initiated or continued with, Xplore or any Company Representatives concerning a Company Acquisition Proposal that constitutes or is reasonably likely to constitute or lead to a Company Acquisition Proposal, (including the identity of the other party and the material terms of such inquiry, offer, proposal or request and, in the case of written materials, provide copies of such materials).

Xplore is required to keep Parent informed on a reasonably prompt basis (and, in any case, within 24 hours of any significant development) of the status and material details (including amendments and proposed amendments) of any such Company Acquisition Proposal or other inquiry, offer, proposal or request.

The Xplore Board’s Recommendation. Subject to the terms described below, the Company Board unanimously: (i) approved and declared advisable the Merger and the execution, delivery and performance by Xplore of the Merger Agreement and the consummation of the Transactions; (ii) approved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Offer Acceptance Time; and (iii) recommended that Xplore’s stockholders accept the Offer and tender their Shares in the Offer. (the “Company Board Recommendation”).

Except as described below, neither the Company Board nor any committee may take any of the following actions (collectively referred to as a “Company Adverse Recommendation Change”):

•	withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify, the Company Recommendation, in each case in a manner adverse to Parent or Sub;

•	approve or recommend any Company Acquisition Proposal;

•	enter into any agreement with respect to any Company Acquisition Proposal (other than a confidentiality agreement entered into as described in the second bullet under “Unsolicited Company Acquisition Proposals”); or

•	fail to reaffirm or re-publish the Company Recommendation within seven Business Days of being requested by Parent to do so (provided that (A) Parent may make such request on no more than two (2) occasions, (B) Parent may not make any such request at any time following the Company’s delivery of a notice pursuant to clause (B) of Section 5.3(d) or clause (ii) of Section 5.3(e) and (C) if Parent has made any such request and prior to the expiration of seven Business Days, the Company delivers a notice pursuant to clause (B) of Section 5.3(d) or clause (ii) of Section 5.3(e), the seven Business Day period set forth in this bullet shall be tolled on a daily basis during the period beginning on the date of delivery of such notice and ending on the date on which the Company Board shall have determined not to effect a Company Adverse Recommendation Change pursuant to Section 5.3(d) or Section 5.3(e), as applicable)

If, at any time prior to the Offer Acceptance Time, the Company Board receives a Company Acquisition Proposal that the Company Board determines in good faith constitutes a Company Superior Proposal, the Company Board may effect a Company Adverse Recommendation Change or authorize the Company to terminate the Merger Agreement pursuant to the provisions described under “—Termination” in order to enter into a definitive agreement providing for a Company Superior Proposal if:

•	the Company Board determines in good faith that the failure to take such action would reasonably be expected to be inconsistent with the Xplore directors’ fiduciary duties under applicable law;

•	Xplore has notified Parent in writing that it intends to effect a Company Adverse Recommendation Change or terminate the Merger Agreement;

•	if applicable, Xplore has provided Parent a copy of the proposed definitive agreements between Xplore and the person making such Company Superior Proposal;

•	for a period of five business days following delivery of the notice described above, Xplore shall have discussed and negotiated in good faith and made Company Representatives available to discuss and negotiate in good faith (in each case to the extent Parent desires to negotiate) with Parent Representatives any proposed modifications to the terms and conditions of the Merger Agreement so that the failure to take such action would no longer reasonably be expected to be inconsistent with the Xplore directors’ fiduciary duties under applicable law (it being understood that any amendment to any material term or condition of any Company Superior Proposal will require new notice and a new four business day negotiation period); and

•	no earlier than the end of such negotiation period, the Company Board shall have determined in good faith, after considering the terms of any proposed amendment or modification to the Merger Agreement, that (x) the Company Acquisition Proposal still constitutes a Company Superior Proposal and (y) the failure to take such action would still reasonably be expected to be inconsistent with the Company’s directors’ fiduciary duties under applicable Law.

At any time prior to the Offer Acceptance Time (other than in connection with a Company Superior Proposal), the Company Board may withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify, the Company Recommendation, but only in response to a Company Intervening Event and only if:

•	the Company Board determines in good faith that the failure to take such action would reasonably be expected to be inconsistent with the Xplore directors’ fiduciary duties under applicable law;

•	Xplore has notified Parent in writing that it intends to effect a Company Adverse Recommendation Change due to the occurrence of a Company Intervening Event (which notice shall specify the Company Intervening Event in reasonable detail);

•	for a period of five business days following delivery of the notice described above, Xplore shall have discussed and negotiated in good faith and made Company Representatives available to discuss and negotiate in good faith (in each case to the extent Parent desires to negotiate), with Parent Representatives any proposed modifications to the terms and conditions of the Merger Agreement so that the failure to take such action would no longer reasonably be expected to be inconsistent with the Xplore directors’ fiduciary duties under applicable law (it being understood and agreed that any material change to the facts and circumstances relating to the Company Intervening Event will require a new notice and a new four business day negotiation period); and

•	no earlier than the end of the negotiation period, the Company Board shall have determined in good faith, after considering the terms of any proposed amendment or modification to the Merger Agreement, that the failure to take such action would still reasonably be expected to be inconsistent with the Xplore directors’ fiduciary duties under applicable Law.

For the purposes of this Offer to Purchase, “Company Intervening Event” means a material event or circumstance that was not known to the Company Board on the date of the Merger Agreement (or if known, the consequences of which were not known to the Company Board as of such date), which event or circumstance, or any consequence thereof, becomes known to the Company Board prior to the Offer Acceptance Time; provided, however, that in no event shall any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to a Company Acquisition Proposal constitute a Company Intervening Event.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for certain indemnification rights in favor of the current and former directors, officers and employees of Xplore and its subsidiaries. Specifically:

For not less than 6 years from and after the Effective Time, the Surviving Corporation will (i) maintain in effect the provisions of the certificate of incorporation, bylaws or similar governing documents of Xplore and its subsidiaries as in effect immediately prior to the Effective Time which provide for exculpation, indemnification or advancement of expenses of current or former directors, officers or employees of Xplore or any of its subsidiaries and each individual who is serving or has served at the request or for the benefit of Xplore or any of its subsidiaries as a director, officer, employee, agent or fiduciary of another person (each person entitled to indemnification under such governing documents, an “Indemnified Party”), and (ii) cause any such provision not to be amended, repealed or otherwise modified with respect to any matters existing or occurring at or prior to the Effective Time in any manner that would adversely affect the rights of any Indemnified Party.

Prior to the Effective Time, Parent will (or will cause the Surviving Corporation to), in each case following reasonable consultation with Xplore, obtain and fully pay the premium for “tail” directors’ and officers’ liability and fiduciary liability insurance policies, in each case providing coverage for claims asserted prior to and for six years after the Effective Time with respect to any matters existing or occurring at or prior to the Effective Time (and, with respect to claims made prior to or during such period, until final resolution thereof), from an insurance carrier with the same or better credit rating as Xplore’s director and officer insurance carrier as of the date of the Merger Agreement, with levels of coverage, terms and conditions that are at least as favorable to the Indemnified Parties as Xplore’s directors’ and officers’ liability and fiduciary liability insurance policies in effect as of the date of the Merger Agreement; provided, however, that in no event will Parent or the Surviving Corporation be required to expend for any year of such 6 year period an amount in excess of 300% of the annual premium currently paid by Xplore for such insurance policies (the “Maximum Premium”); provided, further, that if Parent or the Surviving Corporation would be obligated to expend more than the Maximum Premium in respect of such “tail” insurance policies, Parent or the Surviving Corporation will cause to be maintained such policies with the greatest coverage available for a cost not exceeding the Maximum Premium. If the parties for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation will continue to maintain in effect for a period of at least six years from and after the Effective Time Xplore’s directors’ and officers’ liability and fiduciary liability insurance policies in effect as of the date of the Merger Agreement; provided, that in no event will Parent or the Surviving Corporation be required to expend an amount for any year of such six-year period in excess of the Maximum Premium for such policies; provided further, that if the annual premiums of such insurance coverage exceed the Maximum Premium, the Surviving Corporation will obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Premium.

Anti-Takeover Laws. In the event that any “fair price,” “control share acquisition,” “business combination” or other similar state of federal anti-takeover law is or becomes applicable to any of the transactions contemplated by the Merger Agreement, the Merger Agreement requires each of Parent and Xplore and their respective boards of directors to grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

Employee Matters. The Merger Agreement requires Parent to provide specified base salary or wages and annual target cash bonus opportunities to employees who are employed by Xplore or any of its subsidiaries at the Effective Time and whose employment continues with the Surviving Corporation following the Effective Time

(“Covered Employees”). Through December 31, 2018, Parent is also required to provide employee benefits (other than defined benefit pension, equity or equity-based, nonqualified or deferred compensation and retiree health or welfare benefits) to Covered Employees that are substantially comparable in the aggregate to those benefits (other than defined benefit pension, equity or equity-based, nonqualified or deferred compensation and retiree health or welfare benefits) that are provided to similarly situated employees of Parent. The merger agreement also requires Parent to make certain payments and/or waive requirements with respect to the participation of Covered Employees in its employee benefit plans, and to credit Covered Employees for their service with Xplore in determining eligibility to participate in Parent benefit plans.

Other Covenants. The Merger Agreement contains other customary covenants, including covenants relating to notifications of certain events, access to information, public statements, director resignations, stockholder litigation, stock exchange delisting and certain matters relating to Rule 14d-10(d) and Rule 16b-3 under the Exchange Act.

Termination. The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Offer Acceptance Time:

•	by mutual written consent of Parent and Xplore; or

•	by either Parent or Xplore if (i) a restraint prohibiting the Merger is in effect and has become final and non-appealable; (ii) the Offer Acceptance Time has not occurred by 5:00 p.m. Eastern time on January 4, 2019 (the “Termination Date”) or (iii) the Offer has expired pursuant to its terms and the terms of the Merger Agreement (without being extended in accordance with the Merger Agreement) without Purchaser having irrevocably accepted for purchase the Shares validly tendered and not properly withdrawn pursuant to the Offer in accordance with the Merger Agreement solely as a result of the failure of the Minimum Condition to be satisfied; provided, however, that such termination right will not be available to a party if the failure by such party to perform any of its obligations under the Merger Agreement has been the principal cause of the failure of any of the foregoing conditions.

By Parent:

•	if there has been a breach of, or inaccuracy in, any representation, warranty, covenant or agreement of Xplore set forth in the Merger Agreement, which breach or inaccuracy would result in a failure to satisfy the Offer conditions relating to Xplore’s compliance with covenants in the Merger Agreement or the absence of a Company Material Adverse Effect (and such breach or inaccuracy has not been cured within 30 days after the receipt of notice thereof such that such condition would be capable of satisfaction at the Closing or such breach or inaccuracy is not reasonably capable of being so cured within such 30-day period); or

•	if prior to the receipt of the Offer Acceptance Time, the Company Board shall have effected a Company Adverse Recommendation Change.

By Xplore:

•	if Purchaser fails to commence the Offer in accordance with the terms of the Merger Agreement;

•	if Parent or Purchaser have not have complied with or performed in all material respects its obligations required to be complied with or performed by it prior to the Expiration Time under the Merger Agreement and such failure to comply or perform has not been cured by the Expiration Time;

•	if there has been a breach of, or inaccuracy in, any representation or warranty of Parent or Purchaser set forth in the Merger Agreement, which breach or inaccuracy would result in a Parent Material Adverse Effect (and such breach or inaccuracy has not been cured within 30 days after the receipt of notice thereof such that such condition would be capable of satisfaction at the Closing or such breach or inaccuracy is not reasonably capable of being so cured within such 30 day period); or

•	prior to the Offer Acceptance Time, in order to enter into a definitive agreement providing for a Company Superior Proposal in accordance with Section 5.3(d).

Effect of Termination. In the event of the termination of the Merger Agreement as provided under “—Termination,” the Merger Agreement will be of no further force or effect, except for the indemnification and reimbursement obligations described elsewhere in this section, each of which shall remain in full force and effect and survive any termination of the Merger Agreement; provided, however, that nothing in the Merger Agreement shall relieve any party from liability for fraud or the intentional breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement.

Expense Reimbursement. The Merger Agreement provides that all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses whether or not the Merger is consummated.

Company Termination Fee. Xplore has agreed to pay Parent $3,000,000 (the “Termination Fee”) if:

•	the Merger Agreement is validly terminated (i) by Parent because, prior to the receipt of the Offer Acceptance Time, the Company Board shall have effected a Company Adverse Recommendation Change, or (ii) by Xplore in order to enter into a definitive agreement providing for a Company Superior Proposal in accordance with the provisions described under “—Termination”; or

•	(i) The Merger Agreement is terminated by either party because the Offer Acceptance Time has not occurred prior to the Termination Date due to a failure to satisfy or obtain a waiver of any of the Offer Conditions, or by Parent as a result of a breach of, or inaccuracy in, the representations, warranties, covenants or agreements of Xplore set forth in the Merger Agreement (in each case solely to the extent permitted as described under “—Termination”); (ii) prior to the time of termination and after the date of the Merger Agreement, a Company Acquisition Proposal shall have been publicly announced or made to the Company Board and not withdrawn; and (iii) within 12 months after the date on which the Merger Agreement shall have been terminated the Company enters into a definitive agreement providing for a Company Acquisition Proposal or a Company Acquisition Proposal is consummated.

If Xplore fails to deliver any amounts required by the foregoing provisions in accordance with the terms of the Merger Agreement and Parent commences a suit to collect such amounts, Xplore has agreed to indemnify Parent for its fees and expenses (including reasonable attorney’s fees and expenses) incurred in connection with such suit and will pay interest on the amount required to have been delivered at the prime rate as set forth in the Merger Agreement. Parent has acknowledged that the delivery by the Xplore of the Termination Fee to Parent as described above, including, if applicable, any fees and expenses incurred as a result of the Xplore’s failure to timely deliver, if paid, shall be the sole and exclusive remedy of Parent in the event of termination of the Merger Agreement under circumstances requiring the delivery of the Termination Fee as described above.

Enforcement. Parent, Purchaser and Xplore have agreed that in the event that for any reason any of the provisions of the Merger Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, the parties have agreed that, in addition to other remedies, any party will be entitled to such an injunction to restrain any violation or threatened violation of the provisions of the Merger Agreement and to enforce specifically the terms of the Merger Agreement (including the obligation of each party to consummate the Merger in accordance with the Terms of the Merger Agreement). In the event that any action is brought in equity to enforce the provisions of the Merger Agreement, the parties have agreed to waive any defense that there is an adequate remedy at law, and any requirement to obtain, furnish or post any bond or similar instrument in connection with obtaining equitable relief.

Governing Law. The Merger Agreement is governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

Non-Disclosure Agreement

Xplore and Parent entered into a mutual Non-Disclosure Agreement dated as of January 3, 2018 (the “NDA”). As a condition to being furnished certain non-public, confidential information of either party, each party agreed, subject to certain exceptions, that, for a period of four years from the date of the NDA, it would, and it would direct its representatives to, keep such information confidential and to use such information solely for the purpose of evaluating a possible transaction involving Parent and Xplore. The NDA contains mutual standstill provisions with a term of 18 months that will automatically terminate before the expiration of such term in certain situations, including the entry by Xplore into a definitive acquisition agreement with a third party pursuant to which such third party agrees to acquire 50% or more of the shares of common stock or assets of Xplore. The foregoing summary description of the NDA does not purport to be complete and is qualified in its entirety by reference to the NDA which is filed as Exhibit (d)(3) to the Schedule TO and is incorporated herein by reference.

Tender and Support Agreement

Concurrently with the execution of the Merger Agreement, each of the following stockholders of Xplore entered into Tender and Support Agreements with Parent, Purchaser and Xplore (the “Support Agreements”): (i) Andrea Goren, Andax LLC and Phoenix Venture Fund LLC; (ii) RGJ Capital, LLC; and (iii) Emerson Family Foundation, Emerson Partners, J Steven Emerson IRA, J Steven Emerson Roth IRA and J. Steven Emerson. Pursuant to the Support Agreements, the Supporting Stockholders have agreed, among other things, to tender all of their Shares in the Offer and take certain other actions in furtherance of the Merger. The Support Agreements will terminate upon the earliest to occur of (i) the termination of the Merger Agreement, (ii) the effectiveness of the Merger in accordance with the terms and provisions of the Merger Agreement, (iii) the acquisition by Parent of all the Shares subject to the Support Agreements, (iv) any amendment, change or waiver to the Merger Agreement without such stockholder’s consent that decreases the amount or changes the form or timing of consideration payable pursuant to the terms of the Merger Agreement or that materially and adversely affects such Stockholder, (v) the termination of the Offer and (vi) as agreed to in writing by such stockholder and Parent.

12. Purpose of the Offer; Plans for Xplore.

Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, Xplore. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable.

If you sell your Shares in the Offer, you will cease to have any equity interest in Xplore or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Xplore. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Xplore.

Merger Without a Meeting. If the Offer is consummated, we do not anticipate seeking the approval of Xplore’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the stock irrevocably accepted for purchase or exchange pursuant to such offer and received by the depositary prior to the expiration of such offer, together with stock otherwise owned by the acquirer and its affiliates and any rollover stock, equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the stockholders of Xplore in accordance with Section 251(h) of the DGCL.

Appraisal Rights. Under the DGCL, holders of Shares do not have appraisal rights as a result of the Offer. In connection with the Merger, however, stockholders of Xplore will have the right to demand appraisal of their Shares under the DGCL. Stockholders who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with interest, if any, as set forth below.

Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price per Share paid in the Merger and the market value of the Shares. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

Stockholders should recognize that the value determined in a judicial process could be higher or lower than the price per Share paid pursuant to the Offer or the consideration per Share to be paid in the Merger. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer or the Merger. Stockholders also should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, are not opinions as to fair value under the DGCL.

When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment shall be made to such holders of Shares represented by certificates upon surrender by those stockholders of the certificates representing their Shares to Xplore and, in the case of holders of uncertificated Shares, forthwith. Unless such court, in its discretion, determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve Board (as defined below) discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the court, and (2) interest theretofore accrued, unless paid at that time. Section 262 of the DGCL provides that the Court of Chancery shall dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares of the class or series eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL for their Shares, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which is the date on which Purchaser irrevocably accepts for purchase the Shares tendered pursuant to the Offer, and twenty days after the date of mailing of the Schedule 14D-9, deliver to Xplore a written demand for appraisal of Shares held, which demand must reasonably inform Xplore of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	strictly follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL.

In the event that any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price for the Shares. Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. The foregoing discussion is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by Section 262 of the DGCL. A copy of Section 262 of the DGCL is included as Annex C to the Schedule 14D-9. This discussion does not constitute the notice of appraisal rights required by Section 262 of the DGCL.

Going Private Transaction. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser and Xplore believe that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e-3 requires, among other things, that certain financial information concerning Xplore and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Plans for Xplore. If the Offer and Merger are consummated, at the Effective Time, the Surviving Corporation’s certificate of incorporation as in effect immediately prior to the Effective Time will be amended and restated in its entirety to be identical to the certificate of incorporation set forth as Exhibit C to the Merger Agreement, which is substantially the same as Purchaser’s certificate of incorporation, and the Surviving Corporation’s bylaws will be amended and restated in its entirety to conform to the bylaws of Purchaser as in effect immediately prior to the Effective Time other than to change the name of Purchaser thereunder. Purchaser’s directors immediately prior to the Effective Time will be the initial directors of the Surviving Corporation until their successors have been elected or appointed. Xplore’s officers immediately prior to the Effective Time will be the initial officers of the Surviving Corporation until their successors have been elected or appointed.

Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of Xplore will be continued substantially as they are currently being conducted. Based on available information, we are conducting a detailed review of Xplore and its assets, corporate structure, dividend policy, capitalization, indebtedness, operations, properties, policies, management and personnel, obligations to report under Section 15(d) of the Exchange Act and the delisting of its securities from a registered national securities exchange, and will consider what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer. We will continue to evaluate the business and operations of Xplore during the pendency of the Offer and after the consummation of the Offer and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of Xplore’s business, operations, capitalization and management with a view to optimizing development of Xplore’s potential. Possible changes could include changes in Xplore’s business, corporate structure, charter, bylaws, capitalization, board of directors, management, business development opportunities, indebtedness or dividend policy, and although, except as disclosed in this Offer to Purchase, we have no current plans with respect to any of such matters, Parent, Purchaser and the Surviving Corporation expressly reserve the right to make any changes they deem appropriate in light of such evaluation and review or in light of future developments.

As of the date of this Offer to Purchase, no member of Xplore’s current management has entered into any agreement, arrangement or understanding with Parent, Purchaser or their affiliates regarding employment with, or the right to participate in the equity of, the Surviving Corporation or Parent. Moreover, as of the date of this Offer to Purchase, no discussions have been held between members of Xplore’s current management and Parent, Purchaser or their affiliates with respect to any such agreement, arrangement or understanding. Management of the Surviving Corporation may participate in equity-based compensation plans of Zebra or its subsidiaries. Although it is likely that certain members of Xplore’s management team will enter into arrangements with the Surviving Corporation or Parent regarding employment (and severance arrangements) with, and the right to purchase or participate in the equity of, the Surviving Corporation or Parent, as of the date of this Offer to Purchase no discussions have occurred between members of Xplore’s current management and Parent or Purchaser, and there can be no assurance that any parties will reach an agreement on commercially reasonable terms, or at all. Any new arrangements are currently expected to be discussed and entered into after completion of the Merger.

Except as described above or elsewhere in this Offer to Purchase, Purchaser and Parent have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Xplore or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Xplore or any of its subsidiaries, (iii) any change in the Company Board or management of Xplore, (iv) any material change in Xplore’s capitalization, indebtedness or dividend policy, (v) any other material change in Xplore’s corporate structure or business, (vi) a class of securities of Xplore being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of Xplore being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13. Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Parent and Purchaser intend to consummate the Merger as promptly as practicable following the Offer Acceptance Time.

Nasdaq Listing. The Shares are listed on the Nasdaq Capital Market. Immediately following the consummation of the Merger (which is expected to occur as promptly as practicable following the Offer Acceptance Time), the Shares will no longer meet the requirements for continued listing on the Nasdaq Capital Market because the only stockholder will be Parent. Immediately following the consummation of the Merger, we intend to and will cause Xplore to delist the Shares from the Nasdaq Capital Market.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. We expect that the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by Xplore upon application to the SEC if the Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of the Shares.

Parent intends to seek to cause Xplore to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Xplore to its stockholders and to the SEC and would ultimately make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to Xplore. Furthermore, the ability of “affiliates” of Xplore and persons holding “restricted securities” of Xplore to dispose of such securities pursuant to Rule 144 under the U.S. Securities Act of 1933, as amended, may be impaired or eliminated.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using shares of such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14. Dividends and Distributions.

As discussed in Section 11—“The Merger Agreement; Other Agreements,” the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written approval of Parent, Xplore will not, and will not allow its subsidiaries to declare, set aside, make or pay any dividend or other distribution, whether payable in cash, stock, property or otherwise, in respect of the Shares or the preferred stock or equity interests of any non-wholly owned subsidiary of Xplore.

15. Certain Conditions of the Offer.

Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), pay for any Shares that are validly tendered in the Offer and not validly withdrawn prior to the Expiration Time unless, immediately prior to the applicable Expiration Time:

(i) the Merger Agreement has not been terminated in accordance with its terms;

(ii) there have been validly tendered in accordance with the terms of the Offer and not properly withdrawn prior to midnight, New York City time, at the end of the day on August 13, 2018, together with the number of Shares then owned by Merger Sub, that collectively represent as of the Expiration Time at least one share more than 50% of (i) the aggregate number of Shares issued and outstanding as of such date; and (ii) the aggregate number of Shares issuable upon the exercise, conversion or vesting of all outstanding Company Options, Company RSUs and all other outstanding options, warrants and other rights to purchase or acquire Shares on such date;

(iii) there has been no judgment enacted, promulgated, issued, entered, amended or enforced by any governmental authority or any applicable law that enjoins or otherwise prohibits the consummation of the Offer or the Merger;

(iv) the representations and warranties of Xplore set forth in the Merger Agreement (i) relating to capitalization are true and correct in all respects (other than in a de minimis manner) as of the Expiration Time with the same effect as though made as of the Expiration Time, (ii) relating to organization, standing and corporate power, corporate authorizations, the absence of undisclosed liabilities and no broker’s fees are true and correct in all material respects as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (iii) except for those representations and warranties identified in the foregoing clauses (i) and (ii), are true and correct (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (iii), where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect;

(v) Xplore has complied with and performed in all material respects its obligations required to be complied with or performed by it prior to the Expiration Time under the Agreement, or if it has failed to comply or perform in any way, such failure shall have been cured by the Expiration Time. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect;

(vi) since the date of the Merger Agreement there shall not have been any effect, change, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect; and

(vii) the aggregate of (x) Closing Net Debt plus (y) all amounts payable in the Offer and the Merger in respect of the Shares, Company Options and Company RSUs shall be less than or equal to $90,000,000.

Purchaser expressly reserves the right (but is not obligated) to at any time, and from time to time, in its sole discretion waive any condition to the Offer or modify the terms of the Offer, except that, without the prior written consent of Xplore, Purchaser may not: (i) reduce the Offer Price or change the form of consideration to be paid in the Offer, (ii) reduce the number of Shares subject to the Offer, (iii) waive or amend the Minimum Condition, (iv) amend or modify any Offer condition in a manner adverse to the holders of Shares, (v) impose additional or different Offer conditions, (vi) adversely change any of the Offer terms or extend or (vii) otherwise change any time period for the performance of any obligation of Parent or Purchaser.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. In the case of an extension of the Offer, Parent and Purchaser will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

16. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by Xplore with the SEC and other publicly available information concerning Xplore, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Xplore’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein.

Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Xplore’s business, or certain parts of Xplore’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Certain Conditions of the Offer.”

State Takeover Statutes. A number of states (including Delaware, where Xplore is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

As a Delaware corporation, Xplore is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL (“Section 203”) restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder. The Company Board approved for purposes of Section 203 the Merger Agreement, the Support Agreements and the consummation of the transactions contemplated thereby.

Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any such state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and Xplore, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 15—“Certain Conditions of the Offer.”

United States Antitrust Compliance. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. These requirements do not apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

17. Fees and Expenses.

We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws. The Dealer Manager will receive reimbursement for reasonable out-of-pocket expenses and customary indemnification in connection with the Offer, including indemnification for liabilities arising under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

18. Miscellaneous

The Offer is being made to all holders of Shares other than Xplore. Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning Xplore.”

SCHEDULE I

Directors and Executive Officers of Zebra and Purchaser and Certain Related Parties

1. Zebra Technologies Corporation. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and officer of Zebra Technologies Corporation. The current business address of each person is 3 Overlook Point, Lincolnshire, IL 60069 and the current business telephone number of each such person is (847) 634-6700.

Name	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the past Five Years
Anders Gustafsson Chief Executive Officer and Director	US

Mr. Gustafsson became Zebra’s Chief Executive Officer and a director in 2007. Prior to joining Zebra, Mr. Gustafsson served as Chief Executive Officer of Spirent Communications plc, a publicly-traded telecommunications company, from 2004 until 2007. From 2000 until 2004, he was Senior Executive Vice President, Global Business Operations, of Tellabs, Inc., a communications networking company. Mr. Gustafsson’s other roles at Tellabs included President, Tellabs International; President, Global Sales; and Vice President and General Manager, Europe, Middle East and Africa. Earlier in his career, he held executive positions with Motorola, Inc. and Network Equipment Technologies, Inc.

Mr. Gustafsson is a member of the Board of Directors of Dycom Industries Inc., a company that provides construction and specialty services to the telecommunications industry. He is a member of the Technology Committee and the Immigration Committee of the Business Roundtable. He also serves as a trustee of the Shedd Aquarium and as a board member of Junior Achievement of Chicago.

William Burns Senior Vice President, Chief Product and Solutions Officer	US	Mr. Burns joined Zebra in 2015. He leads Zebra’s business units as Senior Vice President, Chief Product and Solutions Officer, which includes mobile computing, data capture and RFID solutions, as well as Zebra’s chief technology office. Mr. Burns served as chief executive officer of Embrane, a Silicon Valley-based venture capital backed start-up, which was acquired by Cisco in April 2015. Prior to joining Embrane, Mr. Burns served as chief executive officer of Spirent Communications, a global leader in test and measurement solutions publicly traded on the London Stock Exchange. He has also held various executive and sales leadership roles at Tellabs, Inc., now Coriant. Mr. Burns has a MBA from Temple University, a B.S. degree in business administration from Misericordia University, and an associate’s degree in engineering from Pennsylvania State University.

Name	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the past Five Years
Michael Cho Senior Vice President, Corporate Development	US	Mr. Cho joined Zebra in 2010 and served as Vice President, Strategy from 2010 until 2011 and Vice President, Corporate Development from 2011 until 2013. From 2008 to 2010 he served as Vice President, Business Development, of the Healthcare division of Amcor Limited, a global packaging company. Prior to that, Mr. Cho served from 2007 to 2008 as Vice President, Business Development of CommScope Inc., a global communications solutions company. From 2005 to 2007, Mr. Cho served as Vice President, Business Development of the Antenna & Cable Products Group at Andrew Corporation, which he joined in 2004 as Director, Corporate Development & Strategy. From 1999 to 2004 Mr. Cho was a consultant with McKinsey & Company. Mr. Cho received an MBA from Harvard Business School and a B.S. in Finance from the University of Illinois at Urbana-Champaign.

Hugh K. Gagnier Senior Vice President, Global Supply Chain	US	Mr. Gagnier serves as Senior Vice President, Global Supply Chain since April 2018. He served as Zebra’s Senior Vice President, Asset Intelligence and Tracking from 2014 to 2018. He served as Senior Vice President, Operations from 2011 to 2014. He previously served as Senior Vice President, Operations of our Specialty Printer Group from 2006 to 2011. Mr. Gagnier joined Zebra as Vice President and General Manager upon Zebra’s merger with Eltron International, Inc. in 1998. At Eltron, he was President and Chief Operating Officer. Mr. Gagnier received a B.S. degree in Mechanical Engineering from the University of Southern California.

Joachim Heel Senior Vice President, Global Sales	Germany	Mr. Heel joined Zebra in 2014 to lead Zebra’s global sales team as Senior Vice President, Global Sales. Previously, Mr. Heel served as vice president of enterprise sales at IBM, where he oversaw the sales of the company’s product and services portfolio in Germany, Austria and Switzerland and, later, for the U.S. Midwest region. He is the former senior vice president of global services for Avaya, a provider of business collaboration and communications solutions, as well as for Sun Microsystems, which was later acquired by Oracle Corporation. Earlier in his career, Mr. Heel was a partner at McKinsey & Company, where he worked for 13 years. Mr. Heel received MBA and M.S. degrees from the University of Karlsruhe in Germany and a Ph.D. in electrical engineering from the Massachusetts Institute of Technology.

Jim Kaput Senior Vice President, General Counsel and Corporate Secretary	US	Mr. Kaput joined Zebra in 2009 as its Senior Vice President, General Counsel and Corporate Secretary. From 2008-2009, he served as Counsel to the Chairman of the Securities and

Name	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the past Five Years
Exchange Commission. Mr. Kaput was Senior Vice President and General Counsel of The ServiceMaster Company, a consumer services company, from 2000 to 2007. Mr. Kaput received his JD from Cornell University School of Law and his B.S. from The University of Pennsylvania.

Olivier Leonetti Chief Financial Officer	US	Mr. Leonetti joined Zebra in November 2016 as its Chief Financial officer. Mr. Leonetti joined Zebra from Western Digital, an industry-leading provider of storage technologies and solutions with $13 billion in revenue for fiscal year ended July 1, 2016. In that role, Mr. Leonetti was responsible for all finance functions, including accounting, tax, treasury, financial planning and investor relations. Prior to Western Digital, Mr. Leonetti served as Vice President, Finance – Global Commercial Organization at Amgen, Inc., where he facilitated the implementation of worldwide product development and commercial strategies. From 1997 to 2011, Mr. Leonetti served in various senior finance positions with increasing responsibility at Dell Inc., including most recently as Vice President, Finance. Prior to Dell Inc., Mr. Leonetti served in various worldwide finance capacities with Lex Rac Service plc and the Gillette Company. He received his MBA from the Institute of Business Management, Grenoble (I.A.E.), France and is a Chartered Certified Accountant obtained in England.

Colleen O’Sullivan Chief Accounting Officer	US	Ms. O’Sullivan joined Zebra in 2016 as Chief Accounting Officer. Ms. O’Sullivan most recently served as Senior Vice President and Chief Financial Officer at Career Education Corporation. In addition to that position at Career Education Corporation, she held the positions of Senior Vice President, Controller and Chief Accounting Officer, and Vice President and Controller. Previously, she held various finance and accounting positions at Hewitt Associates and Sears Holdings Corporation. Earlier in her career, she held various roles in the audit practice at Arthur Andersen. Ms. O’Sullivan received a Bachelor of Science from the University of Illinois and is a certified public accountant.

Jeffrey Schmitz Senior Vice President and Chief Marketing Officer	US	Mr. Schmitz joined Zebra in 2016 as its Chief Marketing Officer. From 2009 to 2015, Mr. Schmitz served in growing levels of responsibility for Spirent Communications, including general manager of Networks & Applications, chief marketing officer and, most recently, executive vice president. Prior to Spirent, Mr. Schmitz served as senior vice president of Sales and Marketing at Rivulet Communications, a medical imaging company, vice president of Marketing & Product Management at Visual Networks, and enterprise software company, and Tellabs,

Name	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the past Five Years where he held various executive positions. He holds a B.S. degree in electrical engineering from Marquette University and a M.S. degree in computer science from the Illinois Institute of Technology.

Michael H. Terzich Senior Vice President, Chief Administrative Officer	US	Mr. Terzich joined Zebra in 1992 and currently serves as Zebra’s Chief Administrative Officer. Prior to his current position, he served as Senior Vice President, Global Sales and Marketing from 2011 to 2014 and as Senior Vice President, Global Sales and Marketing of our Specialty Printer Group from 2006 to 2011. From 2003 until 2006 he served as Zebra’s Senior Vice President, Office of the CEO, and from 2001 until 2003, as Vice President and General Manager, Tabletop and Specialty Printers. Prior to 2001, Mr. Terzich held a variety of positions of increasing responsibility including Vice President and General Manager, Vice President of Sales for North America, Latin America, and Asia Pacific, Vice President of Strategic Project Management, Director, Integration Project Management, Director of Printer Products, and Director of Customer and Technical Services. Mr. Terzich earned his B.S. degree in Marketing from the University of Illinois—Chicago and an MBA from Loyola University of Chicago.

Chirantan “CJ” Desai Director	India	Mr. Desai is Chief Product Officer at ServiceNow, a cloud computing company. From 2013 to 2016, Mr. Desai served as President of the Emerging Technologies Division at EMC. In this role, he oversaw research and development and new product launches, and helped grow new businesses. Prior to working at EMC, Mr. Desai was Executive Vice President at Symantec, where he led the firm’s Information Management Group. In this role, Mr. Desai was responsible for a $3 billion business and a team of approximately 4,000 people. Previously, Mr. Desai was responsible for the Endpoint Security and Mobility group at Symantec, where he became the go-to security expert for top enterprises. Earlier in his career, Mr. Desai built and ran offshore businesses in Bangalore, India for Oracle and Pivotal through which he developed best practices in product development and go-to-market strategy. He began his career with Oracle and was a key member of the team that launched Oracle’s first cloud services.

Richard L. Keyser Director	US	Mr. Keyser spent much of his career at W.W. Grainger, Inc., an international distributor of maintenance, repair and operating supplies. He served as President and Chief Operating Officer from 1994 to 1995, Chairman and Chief Executive Officer from 1995 until 2008, Chairman from 2008 to 2009, and Chairman Emeritus from 2009 to 2010.

Name	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the past Five Years

Prior to joining Grainger in 1986, Mr. Keyser held positions at NL Industries and Cummins Engine Company.

Mr. Keyser serves as a trustee of the Shedd Aquarium, a trustee of the Field Museum of Natural History, a director of the US Naval Academy Foundation, and chairman of the National Merit Scholarship Corporation. In 2010, Mr. Keyser was honored as the National Association of Corporate Directors 2010 Public Company Director of the Year based on his unwavering commitment to integrity, informed judgment, and performance.

Ross W. Manire Director	US

Mr. Manire founded ExteNet Systems, Inc., a wireless networking company, and has served as President and Chief Executive Officer since 2002. He was President of the Enclosure Systems Division of Flextronics International, Ltd., an electronics contract manufacturer, from 2000 to 2002, and President and Chief Executive Officer of Chatham Technologies, Inc., an electronic packaging systems manufacturer that merged with Flextronics, in 2000. Prior to joining Chatham Technologies, Mr. Manire was Senior Vice President of the Carrier Systems Business Unit of 3Com Corporation, a provider of networking equipment and solutions. He served in various executive positions with U.S. Robotics from 1991 to 1997, including Chief Financial Officer, Senior Vice President of Operations, and Senior Vice President of the Network Systems Division prior to its 1997 merger with 3Com. From 1989 to 1991, Mr. Manire was a partner in Ridge Capital, a private investment company. He began his professional career at Ernst & Young, LLP, and served as a partner in the Entrepreneurial Services Group from 1983 to 1989.

Mr. Manire is a member of the Board of Directors of The Andersons, Inc., a diversified business with interests in agribusiness, railcars and retailing.

Andrew K. Ludwick Director	US	Mr. Ludwick has extensive experience in technology and start-up businesses, including serving as Chief Executive Officer of Bay Networks, Inc., a communications networking company, from 1994 to 1996. Before that he was Founder, President and Chief Executive Officer of SynOptics Communications, Inc., a communications networking company, from 1985 to 1994. He has been a private investor since 1997.

Frank B. Modruson Director	US	Mr. Modruson served from 2003 to 2014 as the Chief Information Officer at Accenture, a global leader in strategy, consulting, digital, technology, and operations. As CIO, he was responsible for the information technology strategy, applications and infrastructure supporting 281,000 employees. He also chaired Accenture’s Information

Name	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the past Five Years

Technology Steering Committee and was a member of the Accenture Operating Committee and Global Leadership Council. Prior to becoming CIO, Mr. Modruson held other roles at Accenture, including Partner, for 15 years.

Mr. Modruson currently serves on the Board of Directors of First Midwest Bancorp, Inc. He is also a volunteer firefighter, and serves on the Board of Directors of the Lyric Opera of Chicago. In 2010, Mr. Modruson was elected to CIO Magazine’s CIO Hall of Fame. In addition, InfoWorld has named him to its list of Top 25 CTOs, and ComputerWorld has named him one of its Premier 100 CTOs.

Janice Roberts Director	UK

Ms. Roberts is an experienced global technology executive and venture capitalist based in Silicon Valley, where her board experience spans public, private, and nonprofit organizations. She is currently a Partner at Benhamou Global Ventures where she leads early stage enterprise and “cross-border” investments and holds advisory and board positions with portfolio companies. Ms. Roberts currently serves on the boards of RealNetworks, Inc. (NASDAQ: RNWK) and Zynga Inc. (NASDAQ: ZNGA) and was most recently a director of ARM Holdings Plc until its acquisition by the SoftBank Group in 2016. From 2000 to 2013, Ms. Roberts served as Managing Director of Mayfield Fund where she continued as a venture advisor until 2014; investing in wireless, mobile, enterprise and consumer technology companies. From 1992 to 2000, Ms. Roberts was employed by 3Com Corporation (which was later acquired by Hewlett Packard), where she held various executive positions, including Senior Vice President of Global Marketing and Business Development, President of 3Com Ventures, and President of the Palm Computing Business Unit. She also serves on the advisory board of Illuminate Ventures and is Co-Chair of GBx Global.org, a curated network of British entrepreneurs and senior technology executives in the San Francisco Bay Area.

Ms. Roberts holds a Bachelor of Commerce degree (honors) from the University of Birmingham in the U.K.

Michael A. Smith Director and Chairman	US	Mr. Smith has been Chairman of Zebra since 2007. He has substantial knowledge of Zebra and its industry, including through prior service on the board of a public company in the automatic identification sector. Since 2000, he has served as Chairman and Chief Executive Officer of FireVision LLC, a private investment company that he founded. From 1998 to 1999, Mr. Smith was Senior Managing Director and head of the Chicago and Los Angeles offices of the Mergers & Acquisitions Department of NationsBanc Montgomery Securities and its successor

Name	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the past Five Years entity, Banc of America Securities, LLC. Previously, he was Senior Managing Director and co-head of the Mergers and Acquisitions Department of BancAmerica Robertson Stephens; co-founder and head of the investment banking group, BA Partners, and its predecessor entity, Continental Partners Group; Managing Director, Corporate Finance Department, Bear, Stearns & Co.; and Vice President and Manager of the Eastern States and Chicago Group Investment Banking Division of Continental Bank.

Mr. Smith is a member of the Board of Directors of SRAM International Corp., a global designer, manufacturer and marketer of premium bicycle components. He is a managing member of Blue Star Lubrication Technology Investors LLC, a provider of industrial lubricants and greases. Mr. Smith is a Board Leadership Fellow of the National Association of Corporate Directors, having completed NACD’s comprehensive program of study for experienced corporate directors.

2. Purchaser. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and officer of Purchaser. The current business address of each person is 3 Overlook Point, Lincolnshire, IL 60069 and the current business telephone number of each such person is (847) 634-6700.

Name	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the past Five Years

Michael Cho President	US	Please see Mr. Cho’s entry in paragraph 1, above.

Olivier Leonetti Vice President and Treasurer	US	Please see Mr. Leonetti’s entry in paragraph 1, above.

Jim Kaput Vice President and Secretary	US	Please see Mr. Kaput’s entry in paragraph 1, above.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of Xplore or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

American Stock Transfer and Trust Company, LLC

Mail or deliver the Letter of Transmittal, or a facsimile, together with the certificate(s) (if any) representing your shares, to:

If delivering by mail:	If delivering by hand, express mail, courier, or other expedited service:

American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

For assistance call For assistance call (877) 248-6417 or (718) 921-8317

Other Information:

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, and the Notice of Guaranteed Delivery may be directed to the Dealer Manager or the Information Agent at their respective locations and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Banks and Brokerage Firms, Please Call: (212) 750-5833

Stockholders and All Others Call Toll-Free: (888) 750-5834

The Dealer Manager for the Offer is:

PJT Partners LP

280 Park Avenue

New York, New York 10017

Phone: (212) 364-7800